Filed pursuant to Rule 424(b)(4)
Registration No. 333-135174
PROSPECTUS
1,800,000 Units
Each unit consisting of one share of common stock,
one redeemable Class A warrant,
and one non-redeemable Class B warrant
          This is a firm commitment initial public offering of 1,800,000 units by Converted Organics Inc. Each unit consists of one share of common stock, one redeemable Class A warrant and one non-redeemable Class B warrant, each warrant to purchase one share of common stock. The common stock and warrants will trade only as part of a unit for 30 days following the date of this prospectus, after which the common stock and warrants will trade separately.
          Prior to this offering, there has been no public market for our securities. The units, the common stock, the Class A public warrants and the Class B public warrants will be listed and traded on the Nasdaq Capital Market and the Boston Stock Exchange under the symbols COINU, COIN, COINW and COINZ, respectively.
          The initial public offering price of our units is $5.50 per unit. The aggregate price of the units offered hereby, excluding units that may be sold on exercise of the underwriter’s over-allotment option, is $9,900,000.
          The closing of this offering is contingent upon the concurrent closing of a $17.5 million bond issue of the New Jersey Economic Development Authority, the net proceeds from which, together with a substantial portion of the net proceeds from this offering, will permit us to complete our first organic waste conversion facility in Woodbridge, New Jersey.
          These are speculative securities. Investing in the units involves significant risks. You should purchase these securities only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 5.
          NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

	Per Unit	Total

Initial public offering price	$5.50	$9,900,000
Underwriting discount	$0.385	$693,000
Proceeds to us, before expenses	$5.115	$9,207,000
          The expenses of this offering will include a non-accountable expense allowance of 3% of the gross proceeds of this offering payable to Paulson Investment Company, Inc., the underwriter. Additionally, we have granted the underwriter a 45-day option to purchase up to an additional 270,000 units to cover over-allotments and have agreed to issue to the underwriter a warrant to purchase 180,000 units.
Paulson Investment Company, Inc.

The date of this prospectus is February 13, 2007.

      Until March 10, 2007 (the 25th day after the date of this prospectus), all dealers effecting transactions in our units, whether or not participating in this offering, may be required to make available a prospectus. This is in addition to the obligation of dealers to make available a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
      Notice to California investors: Each purchaser of securities in California must meet one of the following suitability standards: (1) annual gross income of at least $65,000, plus liquid net worth (exclusive of home, home furnishings and automobile) of at least $250,000; or (2) liquid net worth of at least $500,000, regardless of annual gross income.
      Notice to Idaho investors: Each purchaser of securities in Idaho must meet one of the following suitability standards: (1) annual gross income of at least $65,000, plus liquid net worth (exclusive of home, home furnishings and automobile) of at least $65,000; or (2) liquid net worth of at least $150,000 (exclusive of home, home furnishings and automobile).

i

PROSPECTUS SUMMARY
      The following summary highlights selected information contained in this prospectus. This summary does not contain all the information that may be important to you. You should read the more detailed information contained in this prospectus, including but not limited to, the risk factors beginning on page 5. References to “we,” “us,” “our,” “Converted Organics” or the “company” mean Converted Organics Inc. and its wholly owned subsidiary.
Our Company
      Converted Organics is a development stage company seeking to use organic food waste as raw material to manufacture all-natural soil amendment products combining both nutritional and disease suppression characteristics. We plan to sell and distribute our products in the agribusiness, turf management, and retail markets. Our proposed process, which has been demonstrated in a pilot manufacturing facility, uses heat and bacteria to transform food waste into a natural fertilizer.
      A substantial portion of the net proceeds of this offering, together with the net proceeds of an approximately $17.5 million bond issue of the New Jersey Economic Development Authority that is to close simultaneously with the closing of this offering, will be used to develop and construct an organic waste conversion facility in Woodbridge, New Jersey. We expect this facility to be operational approximately 12 to 15 months from the date of the closing of this offering and the bond issue.
      Our revenue will come from two sources: “tip” fees and product sales. Waste haulers will pay us tip fees for accepting food waste generated by food distributors such as grocery stores, produce docks, fish markets and food processors, and by hospitality venues such as hotels, restaurants, convention centers and airports. Revenue will also come from the customers who purchase our products. Our planned products will possess a combination of nutritional, disease suppression and soil amendment characteristics. The products will be sold in both dry and liquid form and will be stable with an extended shelf life compared to other organic fertilizers. Among other uses, the liquid product is expected to be used to mitigate powdery mildew, a leaf fungus that restricts the flow of water and nutrients to the plant. These products can be used either on a stand-alone basis or in combination with more traditional petrochemical-based fertilizers and crop protection products. Based on growth trial performance, increased environmental awareness, trends in consumer food preferences and company-sponsored research, we believe our products will have substantial demand in the agribusiness, turf management and retail markets. We also expect to benefit from increased regulatory focus on organic waste processing and on environmentally friendly growing practices.
      Our initial facility will collect raw material from the New York-Northern New Jersey metropolitan area. It is located near the confluence of two major highways in northern New Jersey, providing efficient access for the delivery of feedstock from throughout this geographic area. The facility is within a special recycling zone and has been approved for inclusion in the Middlesex County New Jersey Solid Waste Management Plan. When fully operational, the Woodbridge facility is expected to process approximately 78,000 tons of organic food waste, which will be diverted from landfills, and produce approximately 7,500 tons of dry product and 6,700 tons of liquid concentrate annually. We are in the process of negotiating options to lease property for additional facilities in Massachusetts, New York and Rhode Island. Completion of these additional facilities will require additional capital.
      Our principal business office is located at 7A Commercial Wharf West, Boston, Massachusetts 02110, and our telephone number is (617) 624-0111. Our website address is www.convertedorganics.com. Information contained on our website or any other website does not constitute part of this prospectus.

This Offering

Securities offered	1,800,000 units. Each unit consists of one share of common stock, one redeemable Class A public warrant and one non-redeemable Class B public warrant, each warrant to purchase one share of common stock. The common stock and warrants will trade only as a unit for 30 days following the date of this prospectus, after which the common stock and warrants will each trade separately.

Class A public warrants	The Class A public warrants included in the units will be exercisable to purchase one share of common stock commencing 30 days after the date of this prospectus. The exercise price of each Class A warrant is $8.25. The Class A warrants expire on the fifth anniversary of the date of this prospectus, but if the warrants are not exercisable at that time because a current registration statement for the underlying shares is not available, then the expiration date will be extended for 30 days following notice from us that the warrants are again exercisable. Nevertheless, there is a possibility that the warrants will never be exercisable when in-the-money or otherwise, and that warrant holders will never receive shares or payment of cash in settlement of the warrants. See page 13 of “Risk Factors” for more details.

We will have the right to redeem the Class A warrants, beginning six months after the closing of this offering, at a redemption price of $0.25 per warrant at any time after the date on which the closing price of our common stock, as reported on the Nasdaq Capital Market, has equaled or exceeded $9.35 for five consecutive trading days. We are required to provide 30 days’ prior written notice to the Class A warrant holders of our intention to redeem the warrants.

Class B public warrants	The Class B public warrants included in the units will be exercisable to purchase one share of common stock commencing 30 days after the date of this prospectus. The exercise price of a Class B warrant is $11.00. The Class B warrants expire on the fifth anniversary of the date of this prospectus, but if the warrants are not exercisable at that time because a current registration statement for the underlying shares is not available, then the expiration date will be extended for 30 days following notice from us that the warrants are again exercisable. Nevertheless, there is a possibility that the warrants will never be exercisable when in-the-money or otherwise, and that warrant holders will never receive shares or payment of cash in settlement of the warrants. See page 13 of “Risk Factors” for more details.

The Class B warrants are not redeemable by us.

Stock dividend	Holders of record of our common stock at the end of each calendar quarter, beginning with the first quarter of 2007, will receive a 5% common stock dividend until the Woodbridge facility has commenced commercial operations.

Common stock outstanding after this offering	3,426,969 shares, including shares underlying units issued to certain bridge lenders.

Use of proceeds	To purchase capital equipment and pay engineering and design fees for the construction of our first processing line; to pay fees to the technology licensor; and for working capital purposes.

Nasdaq Capital Market and Boston Stock Exchange symbols	Units: COINU Common stock: COIN Class A warrants: COINW Class B warrants: COINZ

Risk factors	Investing in these units involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section of this prospectus.
      We have 1,333,333 shares of common stock issued and outstanding as of January 1, 2007. Unless the context indicates otherwise, all share and per-share common stock information in this prospectus:

•	assumes the initial public offering price of $5.50 per unit;

•	assumes the issuance of up to 275,455 units to certain bridge lenders and the issuance of up to 18,181 units to High Capital Funding, LLC (“HCF”) as reimbursement for costs incurred by HCF in preparing legal documents in connection with the bridge transaction;

•	assumes no exercise of the warrants underlying the units issued to certain bridge lenders or HCF;

•	assumes no exercise of the Class A and Class B warrants;

•	assumes no exercise of the underwriter’s over-allotment option to purchase up to 270,000 units;

•	assumes no exercise of the underwriter’s warrants;

•	assumes no issuance of stock dividends pursuant to our stock dividend program; and

•	excludes 666,667 shares reserved under our 2006 Stock Option Plan.
      Because each unit offered hereby consists of one share of common stock, one Class A public warrant and one Class B public warrant, whenever there is a reference in this prospectus to the “per share price” of the unit sold in this offering, the price refers to the price of the one share of common stock contained in the unit, with no value allocated to the warrants.
Concurrent Bond Issue
      The closing of this offering is dependent upon the closing of a $17.5 million bond issue of the New Jersey Economic Development Authority, which bond issue will be conducted on an all-or-none, best-efforts basis and will close, if at all, simultaneously with the closing of this offering. The net proceeds of the bonds will be used by Converted Organics of Woodbridge, LLC, a wholly owned subsidiary of the company, to develop and construct our initial facility in Woodbridge, New Jersey. The 20-year bonds will bear interest at 8.0% and will be secured by a leasehold mortgage and a first lien on equipment at the New Jersey facility and other assets of our subsidiary in favor of the bondholders. In connection with the bond issue, our subsidiary will establish and maintain: (i) a 15-month capitalized interest reserve; (ii) a debt service reserve fund equal to $1.75 million (which amount shall be set aside and not be made available for development of the facility); (iii) a debt service coverage ratio where earnings before interest, taxes, depreciation and amortization (“EBITDA”) will equal two times the principal and interest payable on the bonds; (iv) an operating reserve fund of approximately 60 days’ cash requirements; (v) a lease payment reserve equal to $195,000; and (vi) a maintenance reserve equal to $1.2 million. The bonds also impose the following restrictions: (i) until our subsidiary’s EBITDA exceeds 1.2 times maximum annual debt service as defined in the bond offering documents (“MADS”) for 12 months, we may not pay off our bridge loans, shareholder loans, short-term loans and other current obligations, which obligations totaled approximately $2.8 million at

February 1, 2007, unless the obligations are repaid using the proceeds from equity funding other than this offering or the proceeds from new debt that will also be subject to this restriction; (ii) until EBITDA exceeds 1.5 times MADS over one fiscal year, our subsidiary may not make cash distributions to us; and (iii) until EBITDA exceeds 1.2 times MADS over one fiscal year, we will guarantee our subsidiary’s obligation to repay the bonds.

RISK FACTORS
      An investment in our securities involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below, together with the cautionary statement that follows this section and the other information included in this prospectus, before purchasing our units in this offering. If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer and the trading price of our securities could fall, causing you to lose some or all of your investment in the securities we are offering. The following is a description of what we consider the key challenges and material risks to our business and an investment in our securities.
Risks Related to the Development of Our Business
Our auditors have substantial doubt about our ability to continue as a going concern.
      In their report prepared in connection with our 2005 financial statements, our auditors included an explanatory paragraph stating that, because we have not earned any revenue, have incurred net losses and have a working capital deficiency as of December 31, 2005, there is substantial doubt about our ability to continue as a going concern. Our continued existence will depend in large part upon our ability to successfully secure additional financing to fund future operations. This offering is a principal element of our plan to move toward profitable operations. Even after this offering, if in the future we are not able to achieve positive cash flow from operations or to secure additional financing as needed, we may again experience the risk that we will not be able to continue as a going concern. If we cannot successfully continue as a going concern, our stockholders may lose their entire investment. Persons who cannot afford to lose their entire investment should not invest in this offering.
We are an early-stage venture with no operating history, and our prospects are difficult to evaluate.
      We have not operated any facility, nor have we sold any products. Our activities to date have been limited to developing our business, and consequently there is no historical financial information related to operations available upon which you may base your evaluation of our business and prospects. The revenue and income potential of our business is unproven. If we are unable to develop our business, we will not achieve our goals and could suffer economic loss or collapse, in which case you may lose your entire investment.
We expect to incur significant losses until we commence operations and perhaps for some time thereafter, and we may never operate profitably.
      For the period from May 2, 2003 (inception of our predecessor companies) through September 30, 2006, we incurred an accumulated net loss of $5,884,362. We will continue to incur significant losses until we successfully complete construction and commence operations at our proposed Woodbridge, New Jersey facility. There is no assurance that we will be successful in our efforts to build and operate an organic waste conversion facility. Even if we successfully meet our objectives and begin operations at the Woodbridge facility, there is no assurance that we will be able to operate profitably.
If we are unable to manage our transition to an operating company effectively, our operating results will be adversely affected.
      Failure to manage effectively our transition to an operating company will harm our business. To date, substantially all of our activities and resources have been directed at developing our business plan, arranging financing, licensing technology, obtaining permits and approvals, and securing a lease for our first facility and options for additional facilities. The transition to a converter of waste and manufacturer and vendor of fertilizer products will require effective planning and management. Our management does not have extensive experience in operating a manufacturing facility. In addition, future expansion will be expensive and will likely strain our management and other resources. We may not be able to easily transfer our skills to operating a facility or otherwise effectively manage our transition to an operating company.

Our plan to develop relationships with strategic partners and vendors may not be successful.
      As part of our business strategy, we will need to develop short- and long-term relationships with strategic partners and vendors to conduct growth trials and other research and development activities, to assess technology, to engage in marketing activities, and to enter into waste collection, real estate development and construction agreements. For these efforts to succeed, we must identify partners and vendors whose competencies complement ours. We must also enter into agreements with them on attractive terms and integrate and coordinate their resources and capabilities with our own. If we are unsuccessful in our collaborative efforts, our ability to develop and market products could be severely limited or delayed.
If we fail to finalize important agreements or the final agreements are unfavorable compared with what we currently anticipate, the development of our business may be harmed in ways that could significantly reduce the value of your investment.
      This prospectus refers to agreements and documents that are not yet final or executed, permits that have not yet been obtained, and plans that have not yet been implemented. In some instances, such agreements or permits are not yet in draft form. The definitive versions of those agreements, permits, plans or proposals may not materialize or, if they do materialize, may not prove profitable to the company, in which case the value of your investment will be reduced.
We may be unable to effectively implement new transaction accounting, operational and financial systems.
      To manage our expected operations, we will be required to implement complex transaction accounting, operational and financial systems, procedures and controls, and to retain personnel experienced in the use of these systems. Deficiencies in the design and operation of our systems, procedures and controls, including internal controls, could adversely affect our ability to record, process, summarize and report material financial information. Our planned systems, procedures and controls may be inadequate to support our future operations.
Our future success is dependent on our existing key employees, and hiring and assimilating new key employees, and our inability to attract or retain key personnel in the future would materially harm our business and results of operations.
      Our success depends on the continuing efforts and abilities of our current management team. In addition, our future success will depend, in part, on our ability to attract and retain highly skilled employees, including management, technical and sales personnel. The loss of services of any of our key personnel, the inability to attract or retain key personnel in the future, or delays in hiring required personnel could materially harm our business and results of operations. We may be unable to identify and attract highly qualified employees in the future. In addition, we may not be able to successfully assimilate these employees or hire qualified personnel to replace them.
Risks Related to Completion of Our Initial Facility
Constructing and equipping our manufacturing facility may take longer and cost more than we expect.
      Equipping and completing our initial facility will require a significant investment of capital and substantial engineering expenditures, and is subject to significant risks, including risks of delays, equipment problems, cost overruns, including the cost of raw materials such as stainless steel, and other start-up and operating difficulties. Our conversion processes will use custom-built, patented equipment that may not be delivered and installed in our facility in a timely manner for many reasons, including but not limited to the inability of the supplier of this equipment to perform. In addition, this equipment may take longer and cost more to debug than planned and may never operate as designed. If we experience any of these or similar difficulties, we may be unable to complete our facilities, and you would lose your entire investment.

We have little or no experience in the organic waste or fertilizer industries, which increases the risk of our inability to build and operate our facilities.
      We are currently, and are likely for some time to continue to be, dependent upon our present management team. Most of these individuals are experienced in business generally, but have little experience in raising capital from the public, organizing the construction, equipping and start up of an organic waste conversion facility, and governing and operating a public company. In addition, none of our directors has any experience in the organic waste or fertilizer products industries. As a result, we may not develop our business successfully, in which case you may lose your entire investment.
We will depend on contractors unrelated to us to build our organic waste conversion facility, and their failure to perform could harm our business, hinder our ability to operate profitably and decrease the value of your investment.
      We have entered into guaranteed maximum price contracts with construction, mechanical, and electrical contractors to build our Woodbridge facility. Although we believe each of these companies is qualified, we have no prior experience with any of them. If any company were to fail to perform, there is no assurance that we would be able to obtain a suitable replacement on a timely basis.
We license technology from a third party, and our failure to perform under the terms of the license could result in material adverse consequences.
      We intend to use certain licensed technology and patented pieces of process equipment in our Woodbridge facility that will be obtained from International Bio-Recovery Corporation (“IBRC”). The license contains various performance criteria, and if we fail to perform under the terms of the license, the license may be terminated by the licensor, and we will have to modify our process and employ other equipment that may not be available on a timely basis or at all. If we are unable to use different technology and equipment, we may not be able to operate the Woodbridge facility successfully. If the license agreement is terminated or held invalid for any reason, or if it is determined that IBRC has improperly licensed its process to us, the occurrence of such event would adversely affect our operations and revenues.
The technology we will use to operate our facilities is unproven at the scale we intend to operate.
      While IBRC has operated a facility in British Columbia using the Enhanced Autothermal Thermophilic Aerobic Digestion process, its plant is smaller than our planned Woodbridge facility. IBRC developed the initial drawings for our Woodbridge facility, but neither IBRC nor we have operated a plant of the proposed size.
Our Woodbridge facility site may have unknown environmental problems that could be expensive and time consuming to correct, which may delay construction and delay our ability to generate revenue.
      There can be no assurance that we will not encounter hazardous environmental conditions at the Woodbridge facility site or any additional facility sites that may delay the construction of our organic waste conversion facilities. Upon encountering a hazardous environmental condition, our contractor may suspend work in the affected area. If we receive notice of a hazardous environmental condition, we may be required to correct the condition prior to continuing construction. The presence of a hazardous environmental condition will likely delay construction of the particular facility and may require significant expenditures to correct the environmental condition. If we encounter any hazardous environmental conditions during construction that require time or money to correct, such event could delay our ability to generate revenue and reduce the value of your investment.

Risks Related to Operations, Marketing and Sales
We may not be able to successfully operate our manufacturing facility.
      Although we intend to hire a firm with substantial operational experience to operate our Woodbridge facility, we have not developed or operated any manufacturing facilities of any kind. Our Woodbridge facility, if completed, would be the first commercial facility of its kind in the United States and may not function as anticipated. In addition, the control of the manufacturing process will require operators with extensive training and experience which may be difficult to attain.
Our lack of business diversification could result in a decline in the value of your investment.
      We expect to have only two planned products to sell to customers to generate revenue: dry and liquid soil amendment products. We do not expect to have any other products. Although we also expect to receive “tip” fees, our lack of business diversification could cause our stock price to decline or cause you to lose all or some of your investment if we are unable to generate revenues from the sale of our two products.
We may not be able to manufacture our products in commercial quantities or sell them at competitive prices.
      To date, we have not produced any products. We may not be able to manufacture the planned products in commercial quantities or sell them at prices competitive with other similar products.
We may be unable to establish marketing and sales capabilities necessary to commercialize and gain market acceptance for our potential products.
      We currently have no sales and marketing capabilities. We will need to either hire sales personnel with expertise in the markets we intend to address or contract with others to provide sales support. Co-promotion or other marketing arrangements to commercialize our planned products could significantly limit the revenues we derive from our products, and these parties may fail to commercialize these products successfully. Our planned products address different markets and can be offered through multiple sales channels. Addressing each market effectively will require sales and marketing resources tailored to the particular market and to the sales channels that we choose to employ, and we may not be able to develop such specialized marketing resources.
Pressure by our customers to reduce prices and agree to long-term supply arrangements may adversely affect our net sales and profit margins.
      Our potential customers, especially large agricultural companies, are often under budgetary pressure and are very price sensitive. Our customers may negotiate supply arrangements with us well in advance of delivery dates, thereby requiring us to commit to product prices before we can accurately determine our final costs. If this happens, we may have to reduce our conversion costs and obtain higher volume orders to offset lower average sales prices. If we are unable to offset lower sales prices by reducing our costs, our gross profit margins will decline, which could have a material negative effect on the value of your investment.
The fertilizer industry is highly competitive, which may adversely affect our ability to generate and grow sales.
      Chemical fertilizers are manufactured by many companies and are plentiful and relatively inexpensive. In addition, the number of fertilizer products registered as “organic” with the Organic Materials Review Institute increased by approximately 50% from 2002 to 2005. If we fail to keep up with changes affecting the markets that we intend to serve, we will become less competitive, adversely affecting our financial performance.

Defects in our products or failures in quality control could impair our ability to sell our products or could result in product liability claims, litigation and other significant events with substantial additional costs.
      Detection of any significant defects in our products or failure in our quality control procedures may result in, among other things, delay in time-to-market, loss of sales and market acceptance of our products, diversion of development resources, and injury to our reputation. The costs we may incur in correcting any product defects may be substantial. Additionally, errors, defects or other performance problems could result in financial or other damages to our customers, which could result in litigation. Product liability litigation, even if we prevail, would be time consuming and costly to defend. We do not presently maintain product liability insurance, and any product liability insurance we may obtain may not be adequate to cover claims.
Energy and fuel cost variations could adversely affect operating results and expenses.
      Energy costs, particularly electricity and natural gas, are expected to constitute a substantial portion of our operating expenses. The price and supply of energy and natural gas are unpredictable and fluctuate based on events outside our control, including demand for oil and gas, weather, actions by OPEC and other oil and gas producers, and conflict in oil-producing countries. Price escalations in the cost of electricity or reductions in the supply of natural gas could increase operating expenses and negatively affect our results of operations. We may not be able to pass through all or part of the increased energy and fuel costs to our customers.
We may not be able to obtain sufficient organic material.
      Competing disposal outlets for organic food waste and increased demand for applications such as biofuels may develop and adversely affect our business. To fully utilize the tip floor and to manufacture our products, we are dependent on a stable supply of organic food waste. Insufficient food waste feedstock will adversely affect our efficiency and may cause us to increase our tip fee discount from prevailing rates, likely resulting in reduced revenues and net income.
Our license agreement with IBRC restricts the territory into which we may sell our planned products and grants a cooperative a right of first refusal to purchase our products.
      We have entered into a license agreement with IBRC which among other terms contains a restriction on our right to sell our planned products outside a territory defined generally as the Eastern Seaboard of the United States. The license agreement also grants a proposed cooperative of which IBRC is a member a right of first refusal to purchase the products sold from our Woodbridge facility under certain circumstances. While we believe that the territory specified in the license agreement is broad enough to easily absorb the amount of product we plan to produce and that the right of first refusal will not impair our ability to sell our products, these restrictions may have a material adverse effect on the volume and price of our product sales. We may in addition become completely dependent on a third party for the sale of our products.
Our fertilizer products will be sold under an unproven name.
      Our licensing agreement with IBRC requires that we market our planned products from our Woodbridge facility under the brand name “Genica.” No fertilizer products have been sold in our geographic market under that name, and the name may not be accepted in our marketplace.
Successful infringement claims by third parties could result in substantial damages, lost product sales and the loss of important proprietary rights.
      We may have to defend ourselves against patent and other infringement claims asserted by third parties regarding the technology we have licensed, resulting in diversion of management focus and additional expenses for the defense of claims. In addition, as a result of a patent infringement suit, we may be forced to stop or delay developing, manufacturing or selling potential products that are claimed to infringe a patent covering a third party’s intellectual property unless that party grants us rights to use its intellectual property. We may be unable to obtain these rights on terms acceptable to us, if at all. If we cannot obtain all necessary licenses on commercially reasonable terms, we may be unable to continue selling such products. Even if we are able to obtain rights to a third party’s patented intellectual property, these rights may be non-exclusive, and therefore our competitors may obtain access to the same intellectual property. Ultimately, we may be unable to commercialize our potential products or may have to cease some or all of our business operations as a result of patent infringement claims, which could severely harm our business.
Our license agreement with IBRC imposes obligations on us related to infringement actions that may become burdensome or result in termination of our license agreement.
      If our use of the licensed technology is alleged to infringe the intellectual property of a third party, we may become obligated to defend such infringement action. Although IBRC has agreed to bear the costs of such defense, if the licensed technology is found by a court to be infringing, IBRC may terminate the license agreement, which may prevent us from continuing to operate our conversion facility. In such an event, we may become obligated to find alternative technology or to pay a royalty to a party other than IBRC to continue to operate.
      If a third party is allegedly infringing any of the licensed technology, then either we or IBRC may attempt to enforce the IBRC intellectual property rights. In general, our possession of rights to use the know-how related to the licensed technology will not be sufficient to prevent others from employing similar technology that we believe is infringing. Any such enforcement action against alleged infringers, whether by us or by IBRC, may be required to be maintained at our expense under the terms of the license agreement. The costs of such an enforcement action may be prohibitive, reduce our net income, if any, or prevent us from continuing operations.
Risks Related to Execution of Our Financing Plan
Development of our business is dependent on our ability to obtain additional debt financing which may not be available on acceptable terms.
      We must obtain significant debt financing in order to develop manufacturing facilities and begin production of our products. Each facility will likely be individually financed and require considerable debt. While we believe state government-sponsored debt programs will be available to finance our requirements, market rate or non-government sponsored debt could also be used. However, public or private debt may not be available at all or on terms acceptable to us.
We will need to obtain additional debt and equity financing to complete subsequent stages of our business plan.
      We will need to obtain additional debt and equity financing to complete subsequent phases of our business plan. We may issue additional securities in the future with rights, terms and preferences designated by our Board of Directors, without a vote of stockholders, which could adversely affect your rights. Additional financing will likely cause dilution to our stockholders and could involve the issuance of securities with rights senior to the outstanding shares. There is no assurance that such funds will be sufficient, that the financing will be available on terms acceptable to us and at such times as required, or that we will be able to obtain the additional financing required, if any, for the continued operation and growth of our business. Any inability to raise necessary capital will have a material adverse effect on our ability to meet our projections, deadlines and goals and will have a material adverse effect on our revenues and net income.
Our agreements with our bond investors may hinder our ability to operate our business by imposing restrictive loan covenants, which may prohibit us from paying dividends or taking other actions to manage or expand our business.
      The closing of this offering is contingent upon our obtaining industrial revenue bond financing in connection with the construction of our first facility in Woodbridge, and we plan to obtain similar financing in connection with the construction of our additional facilities. The agreements entered into in connection with the debt financing for these facilities and our resulting debt load could place limitations on our ability to operate including our ability to:

•	repay existing indebtedness and incur additional indebtedness;

•	pay dividends;

•	make certain types of investments;

•	create liens on our assets;

•	utilize the proceeds of asset sales; and

•	merge, consolidate or sell all or substantially all of our assets.
These restrictions may impair our ability to obtain additional equity capital, refinance all or a portion of our debt, or raise funds through asset sales, all of which could adversely affect our ability to operate our facility or facilities. In addition, we cannot assure you that we will be able to comply with all of these requirements or the financial covenants associated with our bond financing, or that the cost of such compliance will not prove to be a substantial competitive disadvantage vis-à-vis our privately held competitors as well as our larger public competitors.
Mandatory redemption of our bonds could have a material adverse effect on our liquidity and cash resources.
      The bonds when issued will be subject to mandatory redemption by us if the Woodbridge facility is condemned, we cease to operate the facility, the bonds become taxable, a change in control of the company occurs and under certain other circumstances. Depending upon the circumstances, such an event could require a payment to our bondholders ranging between 100% and 110% of the principal amount of the bonds outstanding, plus interest. If we are unable to obtain additional financing from other sources, the requirement that we pay cash in connection with such mandatory redemption will have a material adverse effect on our liquidity and cash resources, and may impair our ability to continue to operate.
Risks Related to Government Regulation of Our Business
The communities where our facilities may be located may be averse to hosting waste handling and manufacturing facilities.
      Local residents and authorities in communities where our facilities may be located may be concerned about odor, vermin, noise, increased truck traffic, air pollution, decreased property values, and public health risks associated with operating a manufacturing facility in their area. These constituencies may oppose our permitting applications or raise other issues regarding our proposed facilities.
Our facilities will require certain permits to operate, which we may not be able to obtain or obtain on a timely basis.
      For our Woodbridge facility, we must obtain various permits and approvals to operate a recycling center and a manufacturing facility, including among others a Class C recycling permit, land use and site plan approval, an air quality permit, a water discharge permit, a storm water runoff permit, and building construction permits. We may not be able to secure all the necessary permits on a timely basis or at all, which may prevent us from operating the facility according to our business plan.
      For our additional facilities, we may need certain permits to operate solid waste or recycling facilities as well as permits for our sewage connection, water supply, land use, air emission, and wastewater discharge. The specific permit and approval requirements are set by the state and the various local jurisdictions, including but not limited to city, town, county, township and state agencies having control over the specific properties. Lack of permits to construct, operate or maintain our facilities will severely and adversely affect our business.

Changes in environmental regulations or violations of such regulations could result in increased expense and reduce the value of your investment.
      We will be subject to extensive air, water and other environmental regulations and will need to obtain a number of environmental permits to construct and operate our planned facilities. If for any reason any of these permits are not granted, construction costs for our organic waste conversion facilities may increase, or the facilities may not be constructed at all. Additionally, any changes in environmental laws and regulations, both at the federal and state level, could require us to invest or spend considerable resources in order to comply with future environmental regulations. The expense of compliance could be significant enough to reduce our net income and the value of your investment.
Risks Related to Investment in Our Securities
As a public company, we will be subject to complex legal and accounting requirements that will require us to incur substantial expense and will expose us to risk of non-compliance.
      As a public company, we will be subject to numerous legal and accounting requirements that do not apply to private companies. The cost of compliance with many of these requirements is substantial, not only in absolute terms but, more importantly, in relation to the overall scope of the operations of a small company. Our inexperience with these requirements may increase the cost of compliance and may also increase the risk that we will fail to comply. Failure to comply with these requirements can have numerous adverse consequences including, but not limited to, our inability to file required periodic reports on a timely basis, loss of market confidence, delisting of our securities, and governmental or private actions against us. We cannot assure you that we will be able to comply with all of these requirements or that the cost of such compliance will not prove to be a substantial competitive disadvantage vis-à-vis our privately held competitors as well as our larger public competitors.
There currently is no public trading market for our securities, and an active market may not develop or, if developed, be sustained. If a public trading market does not develop, you may not be able to sell any of your securities.
      There is currently no public trading market for our common stock or public warrants, and we can provide no assurance that an active market will develop or be sustained. If an active public trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your shares or warrants at any price. Even if a public market does develop, the market price could decline below the amount you paid for your units.
The Class A warrants may be redeemed on short notice, which may have an adverse effect on their price.
      We may redeem the Class A warrants, beginning six months after the closing of this offering, for $0.25 per warrant (subject to adjustment in the event of a stock split, dividend or the like) on 30 days’ notice at any time after the last reported sale price per share of our common stock as reported by the principal exchange or trading facility on which our common stock trades equals or exceeds $9.35 for five consecutive trading days. If we give notice of redemption, holders of our Class A warrants will be forced to sell or exercise the Class A warrants they hold or accept the redemption price. The notice of redemption could come at a time when, under specific circumstances or generally, it is not advisable or possible for holders of our public warrants to sell or exercise the Class A warrants they hold.
While the Class A and Class B warrants are outstanding, it may be more difficult to raise additional equity capital.
      During the term that the Class A warrants and Class B warrants are outstanding, the holders of those warrants are given the opportunity to profit from a rise in the market price of our common stock. In addition, the Class B warrants are not redeemable by us. We may find it more difficult to raise additional equity capital while these warrants are outstanding. At any time during which these public warrants are likely to be exercised, we may be able to obtain additional equity capital on more favorable terms from other sources.
If we issue shares of preferred stock, your investment could be diluted or subordinated to the rights of the holders of preferred stock.
      Our Board of Directors is authorized by our Certificate of Incorporation to establish classes or series of preferred stock and fix the designation, powers, preferences and rights of the shares of each such class or series without any further vote or action by our stockholders. Any shares of preferred stock so issued could have priority over our common stock with respect to dividend or liquidation rights. Although we have no plans to issue any shares of preferred stock or to adopt any new series, preferences or other classification of preferred stock, any such action by our Board of Directors or issuance of preferred stock by us could dilute your investment in our common stock and warrants or subordinate your holdings to the shares of preferred stock.
Future issuances or sales, or the potential for future issuances or sales, of shares of our common stock may cause the trading price of our securities to decline and could impair our ability to raise capital through subsequent equity offerings.
      We have agreed to pay a 5% common stock dividend to holders of record of our common stock at the end of each calendar quarter, beginning with the first quarter of 2007, until the Woodbridge facility has commenced commercial operations. The additional shares of our common stock distributed pursuant to such stock dividends could cause the market price of our common stock to decline and could have an adverse effect on our earnings per share, if and when we become profitable. In addition, future sales of a substantial number of shares of our common stock or other securities in the public markets, or the perception that these sales may occur, could cause the market price of our common stock and our Class A and Class B Warrants to decline, and could materially impair our ability to raise capital through the sale of additional securities.
If we do not maintain an effective registration statement or comply with applicable state securities laws, you may not be able to exercise the Class A or Class B warrants.
      For you to be able to exercise the Class A or Class B warrants, the shares of our common stock to be issued to you upon exercise of the Class A or Class B warrants must be covered by an effective and current registration statement and qualify or be exempt under the securities laws of the state or other jurisdiction in which you live. We cannot assure you that we will continue to maintain a current registration statement relating to the shares of our common stock underlying the Class A or Class B warrants. If at their expiration date the warrants are not currently exercisable, the expiration date will be extended for 30 days following notice to the holders of the warrants that the warrants are again exercisable. If we cannot honor the exercise of warrants, and the securities underlying the warrants are listed on a securities exchange or if there are three independent market makers for the underlying securities, we may, but are not required to, settle the warrants for a price equal to the difference between the closing price of the underlying securities and the exercise price of the warrants. In summary, the company and you may encounter circumstances in which you will be unable to exercise the Class A or Class B warrants. In those circumstances, we may, but are not required to, redeem the warrants by payment in cash. Consequently, there is a possibility that you will never be able to exercise the Class A or Class B warrants, and that you will never receive shares or payment of cash in settlement of the warrants. This potential inability to exercise the Class A or Class B warrants, and the possibility that we will never elect to settle warrants in shares or cash, may have an adverse effect on demand for the warrants and the prices that can be obtained from reselling them.

FORWARD-LOOKING STATEMENTS
      We make forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives. In some cases, you may identify forward-looking statements by words such as “may,” “should,” “plan,” “intend,” “potential,” “continue,” “believe,” “expect,” “predict,” “anticipate” and “estimate,” the negative of these words or other comparable words. These statements are only predictions. You should not place undue reliance on these forward-looking statements. The forward-looking statements are qualified by their terms and/or important factors, many of which are outside our control, involve a number of risks, uncertainties and other factors that could cause actual results and events to differ materially from the statements made. The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, including those events and factors described in “Risk Factors,” not all of which are known to us. Neither we nor any other person assumes responsibility for the accuracy or completeness of these statements. We will update this prospectus only to the extent required under applicable securities laws. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements.

USE OF PROCEEDS
      We estimate that, at a per unit price of $5.50, the net proceeds from the sale of the 1,800,000 units in this offering will be approximately $7.96 million, after deducting the estimated underwriting discount of $693,000 and estimated offering expenses of approximately $1.25 million.
      Approximately $4.5 million of this equity offering, together with $800,000 of previously invested capital, will be used in conjunction with proceeds from a solid waste revenue bond issue by the New Jersey Economic Development Authority to construct the Woodbridge facility. The combined $22.8 million capitalization of the Woodbridge facility will be used as follows:

	Amount	Percent

Sources of Funds
Bond issue	$17,500,000	77%
Equity offering (including $800,000 of previously invested capital)	5,300,000	23

Total sources of funds allocated to Woodbridge	$22,800,000	100%

Uses of Funds
Equipment purchase	$11,862,000	52%
General construction, construction management fee and bonding expense	1,908,000	8
Capitalized interest on bond issue (15 months)	1,794,000	8
Debt service reserve fund (10% of issue)	1,750,000	8
Estimated issuance expenses for bonds	983,000	4
Development expense	800,000	4
Construction contingency	800,000	3
Lease payment reserve	195,000	1
Working capital	2,708,000	12

Total uses of funds	$22,800,000	100%

      The proceeds of the proposed New Jersey solid waste revenue bond offering will be used to purchase equipment and complete construction and rehabilitate certain buildings on the leased property. The debt service reserve fund, which equals 10% of the bond amount, is not available for general operating needs. Capitalized interest for 15 months has been reserved to service the debt during the construction period through the start-up phase.
      The balance of this equity offering, approximately $3.5 million, will be used for the development of additional facility sites, as well as general and administrative costs, including salaries, accounting and legal fees, rent and other facilities expenses, the payment of $202,000 in fees to International Bio-Recovery Corporation (“IBRC”), the licensor of technology to be used in our Woodbridge facility, and other working capital expenses.
      The foregoing information is an estimate based on our current business plan. We may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category of uses to another, and we will have broad discretion in doing so. Pending these uses, we intend to invest the net proceeds of this offering in short-term, interest-bearing securities.
DIVIDEND POLICY
      We have approved the payment of a 5% common stock dividend to all holders of record of our common stock at the end of each calendar quarter, beginning with the first quarter of 2007, until the Woodbridge facility has commenced commercial operations. Pursuant to this stock dividend program, we will not issue fractional shares or shares with respect to the calendar quarter in which we commence commercial operations.

      We have not declared or paid any cash dividends and do not intend to pay any cash dividends in the foreseeable future. We intend to retain any future earnings for use in the operation and expansion of our business. The terms of our New Jersey bond issue will restrict our ability to pay cash dividends. Any future decision to pay cash dividends on common stock will be at the discretion of our board of directors and will depend upon, in addition to the terms of the New Jersey bond financing as well as any future bond or bank financings, our financial condition, results of operations, capital requirements and other factors our board of directors may deem relevant.

CAPITALIZATION
      The following table is derived from our unaudited financial statements as of September 30, 2006 set forth elsewhere in this prospectus and sets forth our:

•	Actual capitalization as of September 30, 2006;

•	Pro forma capitalization as of September 30, 2006 after giving effect to: (i) the sale of 1,800,000 units at the initial public offering price of $5.50 per unit, less the underwriting discount and offering expenses; (ii) the issuance of 275,455 units to certain bridge lenders and the issuance of 18,181 units to HCF; and (iii) the sale of a $17.5 million bond issue of the New Jersey Economic Development Authority; and

•	Recognition to accumulated deficit of remaining bridge loan discount and deferred financing costs.

	September 30, 2006

		Pro Forma
	Actual	as Adjusted

DEBT
Term notes	$500,000	$500,000
Bridge loan, net of unamortized discount of $73,643	1,441,358	1,441,358
New Jersey bonds	0	17,500,000

Total debt	$1,941,358	$19,441,358

STOCKHOLDERS’ EQUITY (DEFICIT)
Preferred stock, $0.0001 par value: 25,000,000 shares actual authorized; no shares issued and outstanding	$0	$0
Common stock, $0.0001 par value: 75,000,000 shares actual authorized; 1,333,333 shares issued and outstanding September 30, 2006 actual; 3,426,469 shares issued and outstanding pro forma as adjusted	133	343
Additional paid-in capital	4,113,385	12,073,385
Accumulated deficit	5,884,362	5,884,362

Total capitalization	$(1,770,844)	$6,189,366

      This table should be considered in conjunction with the sections of this prospectus captioned “Use of Proceeds” and “Plan of Operation” as well as the financial statements and related notes included elsewhere in this prospectus.

DILUTION
      If you invest in our units, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of our capital stock after this offering. For purposes of the dilution computation and the following tables, we have allocated the full purchase price of a unit to the share of common stock included in the unit and nothing to the warrants included in the unit; allocation of value to the warrants would result in less dilution to the new investors who purchase units in this offering. Our net tangible book value as of September 30, 2006 was a negative $(1,770,844), or a deficiency of $(1.33) per share of outstanding common stock. Without giving effect to any changes in the net tangible book value after September 30, 2006 other than (i) the sale of 1,800,000 units in this offering at the initial public offering price of $5.50 per unit, and (ii) the issuance of 293,636 units and the common stock and warrants to purchase common stock underlying such units, issued to bridge investors and HCF concurrently with this offering, our pro forma net tangible book value as of September 30, 2006 was $6,186,386, or $1.81 per share of outstanding capital stock. Dilution in net tangible book value per share represents the difference between the amount per share paid by the purchasers of our units in this offering and the net tangible book value per share of our capital stock immediately afterwards. This represents an immediate increase of $3.32 per share of capital stock to existing stockholders and an immediate dilution of $3.69 per share of common stock to the new investors, or approximately 67% of the assumed initial public offering price of $5.50 per share. The following table illustrates this per share dilution:

Initial price to public			$5.50
Net tangible book value (deficiency) as of September 30, 2006		$(1.33)
Increase in net tangible book value per share attributable to:
Bridge investor conversion	$0.02
New investors	3.30

Increase in net tangible book value per share to existing stockholders		3.32

As adjusted net tangible book value per share after this offering			1.81

Dilution in net tangible book value per share to new investors			$3.69

      If the underwriter’s over-allotment option is exercised in full, dilution per share to new investors would be $3.83 per share of common stock.
      The following table summarizes the differences between the existing stockholders and the new investors with respect to the number of shares of common stock purchased, the total consideration paid, and the average price per share paid:

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	1,333,333	38.91%	$133	0.001%	$0.00
Bridge investors	293,636	8.57%	—	—	—

Subtotal	1,626,969	47.48%	—	—	—
New investors	1,800,000	52.52%	9,900,000	99.99%	5.50

Total	3,426,969	100.00%	$9,900,133	100.00%	$2.89

PLAN OF OPERATION
      The following discussion of our plan of operation should be read in conjunction with the financial statements and related notes to the financial statements included elsewhere in this prospectus. This discussion contains forward-looking statements that relate to future events or our future financial performance. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include, among others, those listed under “Risk Factors” and those included elsewhere in this prospectus.
Introduction
      Converted Organics is a development stage company that seeks to construct processing facilities that will use organic food waste as raw material to manufacture all-natural soil amendment products combining nutritional and disease suppression characteristics. We plan to sell and distribute our products in the agribusiness, turf management, and retail markets. We have obtained a long-term lease for a site in a portion of an industrial building in Woodbridge, New Jersey that we will modify and equip as our initial organic waste conversion facility. We currently have no operations and do not expect to generate any revenue until the facility is completely operational.
      This offering is dependent upon the closing of an offering of tax-exempt New Jersey Economic Development Authority Solid Waste Revenue Bonds in the principal amount of $17.5 million, which debt offering will close simultaneously with the closing of this offering. The proceeds of the bonds will be used to develop and construct our initial facility in Woodbridge. The 20-year bonds will bear interest at 8.0% annually and will be secured by a leasehold mortgage and a first lien on equipment and other assets at the New Jersey facility in favor of the bondholders. The borrower under the bond issue will be Converted Organics of Woodbridge, LLC, a New Jersey limited liability company of which we are the sole member. Converted Organics of Woodbridge, LLC will develop and operate the New Jersey facility.
      When fully operational, the Woodbridge facility is expected to process approximately 78,000 tons of organic food waste and produce approximately 7,500 tons of dry product and 6,700 tons of liquid concentrate annually. We expect that it will take approximately 12 to 15 months from the closing of this offering to complete construction and begin start-up operations. The total cash required to reach stabilized operations, including various reserves required under the terms of the bond issue and $800,000 of previously invested capital, is approximately $22.8 million.
      We were incorporated under the laws of the state of Delaware in January 2006. In February 2006, the company merged with its predecessor organizations, Mining Organics Management, LLC and Mining Organics Harlem River Rail Yard, LLC, in transactions accounted for as a recapitalization.

Development Period
      Since the formation of one of our predecessors on May 2, 2003 through September 30, 2006, we and our predecessor organizations have spent approximately $3.2 million of seed capital and $826,000 of bridge loan proceeds to accomplish the following:

•	acquire the technology license;

•	develop engineering plans;

•	identify appropriate sites for development;

•	enter into a lease for the site for our Woodbridge facility;

•	contract for third-party evaluation and validation of the technology;

•	contract for two third-party studies analyzing the pricing and market demand for our products;

•	pursue various environmental permits and licenses;

•	negotiate a long-term supply contract for source-separated organic waste;

•	garner public/ community support;

•	develop markets for our products by meeting with distributors of organic products, wholesalers, and prior users of similar products; and

•	sponsor growth and efficacy trials for products produced by the licensor.
      These activities have been funded through a combination of contributions of capital by our founders, private sales of interests in our predecessor companies, and borrowings. Weston Solutions, Inc. contributed approximately $2.3 million in cash; ECAP, LLC, a boutique investment firm, of which William A. Gildea, a director of the company, is the managing member, contributed $300,000 in cash; and the balance came from borrowings of $250,000 in 2004 and again in 2005 from individual lenders at annual interest rates of 12% and 15%, respectively. These notes were due on December 30, 2006 and continue to accrue interest. Our bonds prohibit repayment of these obligations until our subsidiary’s EBITDA exceeds 1.2 times MADS for 12 months, unless these obligations are repaid using the proceeds of equity funding other than this offering or the proceeds from new debt that will also be subject to this restriction.
      We have begun plant pre-construction activities. Our process engineers, Weston Solutions, Inc., have substantially completed the design, mass balance, energy balance, and process flow drawings for the Woodbridge facility. This work formed the basis for soliciting bids for a guaranteed maximum price contracts for the construction of the Woodbridge facility; these contracts place responsibility on the contractors for delivering a turnkey project within 12 to 15 months.

Construction and Start-up Period
      Upon completion of this offering, management will initially focus primarily on constructing the Woodbridge facility, conducting start-up trials and bringing operations to full-scale production as quickly as practicable. We have budgeted approximately $14.6 million for the design, building, and testing of our facility, including related non-recurring engineering costs, according to the following development calendar. The capital outlays shown in the following table represent an estimated schedule of payments to be made in connection with the construction of the Woodbridge facility. The amounts shown below include the related portions of construction management, engineering and design, contingency, bonding and similar fees.

Development Stage	Milestone	Estimated Cost

Award GMP (design & non-recurring engineering costs)	Q1 2007	$415,000
Order “long-lead time” equipment	Q1 2007	2,055,000
General construction	Q2 2007	1,157,000
Install equipment	Q3 2007	4,452,000
Install mechanical, electrical and piping	Q1 2008	6,490,000

Total		$14,569,000

      During the construction and start-up period, we plan to negotiate and execute a plant management agreement prior to commencement of facility operations. We will continue to develop relationships and negotiate purchase agreements for our end products in the agribusiness, turf management, and retail markets. We have discussed our products with manufacturer’s representatives that sell products to “big box” retailers as well as other appropriate retail outlets. We are developing a comprehensive retail-marketing plan that will likely also include electronic marketing and Internet sales sites as distribution channels. Alternatively, we may elect to join a proposed marketing cooperative called Genica, established to support IBRC plant licensees who, like us, intend to produce all-natural soil amendment products using the IBRC process. IBRC plans to form Genica to serve as the marketing, sales, distribution, research and development organization for products produced globally using IBRC’s technology.

Full-scale Operations
      Operations will begin by processing 50 tons of organic waste per day, with the expectation that initial design capacity of 250 tons per day will be reached within four-to-six weeks. Upon commencement of operations, there will be two revenue streams: (i) tip fees that in our potential markets range from $50 to $100 per ton, and (ii) product sales. Tip fees are paid to the company to receive the organic waste stream from the waste hauler; the hauler pays the company, instead of a landfill, to take the waste. If the haulers source separate and pay in advance, they will be charged tip fees that are up to 20% below market. Operations are expected to be stabilized at design capacity within three-to-six months of commencement. After stabilization, operating cash flow should be available to invest in the development of future projects.

Future Development
      Subject to the availability of development capital, we intend to commence development and construction of other facilities while completing construction of our Woodbridge facility. The timing of our next facility is dependent on many factors, including locating property suited for our use, negotiating favorable terms for lease or purchase, obtaining regulatory approvals, and procuring raw material at favorable prices.
      We anticipate that our next facility will be located in Massachusetts, New York or Rhode Island. We have commenced negotiation of a lease and services agreement with the Rhode Island Resource Recovery Agency for a proposed facility in Johnston, Rhode Island. Other locations may be considered as determined by management.
      In each contemplated market, we have started development activity to secure a facility location. We have also held preliminary discussions with state and local regulatory officials and raw material suppliers. We believe that this preliminary development work will allow the company to develop and operate a second facility within 24 months from the closing of this offering, subject to the availability of debt financing. We will be able to use much of the engineering and design work done for our first facility for subsequent facilities, thus reducing both the time and costs associated with these activities. We expect to form a separate wholly owned subsidiary for each facility to facilitate necessary bond financing and manage risk. We anticipate the contribution to gross revenue and coverage of expenses with respect to future facilities to be approximately the same as the Woodbridge facility.
Trends and Uncertainties Affecting our Operations
      We will be subject to a number of factors that may affect our operations and financial performance. These factors include, but are not limited to, the available supply and price of organic food waste, the market for liquid concentrate and organic fertilizer in the Eastern United States, increasing energy costs, the unpredictable cost of compliance with environmental and other government regulation, and the time and cost of obtaining USDA, state or other product labeling designations. Demand for organic fertilizer and the resulting prices customers are willing to pay also may not be as high as our market studies suggest. In addition, supply of organic fertilizer products from the use of other technologies or other competitors may adversely affect our selling prices and consequently our overall profitability.
Liquidity and Capital Resources
      At September 30, 2006, we had total assets of $1,071,234, consisting primarily of cash, deferred financing and issuance costs, intangible assets and prepaid and other assets, and current liabilities of $2,842,078, consisting primarily of accounts payable, accrued expenses, term notes payable, and bridge loan payable. The company has accumulated a net loss from inception through September 30, 2006 of $5,884,362. Stockholder’s equity (deficit) at September 30, 2006 was $(1,770,844). Since inception, we have generated no revenue from operations, and for the year ended December 31, 2005 and the nine-month period ended September 30, 2006, we had operating losses of $628,681 and $3,320,710, respectively, primarily due to our start-up costs and stock option expenses.

      In view of our working capital deficiency, accumulated deficit and absence of revenues, our auditors have added an explanatory paragraph to their report on our financial statements at December 31, 2005 stating that there is substantial doubt about our ability to continue as a going concern. In this regard, management has adopted a plan for the development of our manufacturing process and Woodbridge facility, completed our bridge financing and undertaken this offering and the debt offering. There is no assurance that this offering and the debt offering will be completed or that we will achieve profitable operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
      We currently do not have manufacturing capabilities or other means to generate revenues or cash. The net proceeds from this offering, in conjunction with the net proceeds of the proposed debt offering, will be used to build our Woodbridge facility, which is expected to be completed in the first quarter of 2008. We believe that the net proceeds from this offering and from the bond issue will be sufficient to sustain our operations until then.
      Subsequent to the closing of this offering and the concurrent bond issue, we plan to pay approximately $202,000 of fees to a technology licensor. Under the terms of the bonds, until our subsidiary’s EBITDA exceeds 1.2 times MADS for 12 months, we may not pay approximately $2.8 million in current liabilities, including payment of principal and interest to certain bridge lenders, repayment of shareholder loans and short-term loans and other current obligations, unless the obligations are repaid using the proceeds of equity funding other than this offering or the proceeds from new debt that will also be subject to this restriction. Other than payment of these current liabilities, our principal commitments will then consist of approximately $17.5 million of the New Jersey Economic Development Authority bonds, involving annual payments of approximately $1.4 million of interest only until 2012 and thereafter approximately $2.05 million in principal and interest until maturity in 2027, and our 10-year lease (with one 10-year option) for the Woodbridge facility site calling for initial monthly payments of $32,500 subject to annual increases after the first five years. During years 2 through 10 of the lease, we will pay an additional $45,401 per month for the cost of the buildout of the space. In addition, we estimate we will spend approximately $14.6 million to build the Woodbridge facility.
      We also expect to enter into a lease for a site for a second conversion facility in Massachusetts, New York or Rhode Island in the first half of 2007.
Critical Accounting Policies and Estimates
      The Plan of Operation is based, in part, upon the company’s financial statements, which have been prepared in accordance with generally accepted accounting principles. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including the recoverability of tangible and intangible assets, disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of expenses during the periods. A summary of accounting policies that have been applied to the historical financial statements can be found in the notes to financial statements.
      We evaluate our estimates on an on-going basis. The most significant estimates relate to intangible assets, deferred financing and issuance costs, and the fair value of financial instruments. We base our estimates on historical company and industry experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from those estimates.

      The following is a brief discussion of the critical accounting policies and methods, and the judgments and estimates used by us in their application:

Other Long-Lived Assets
      We account for our long-lived assets (excluding goodwill) in accordance with SFAS No. 144, “Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of,” which requires that long-lived assets and certain intangible assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, such as technological changes or significant increased competition. If undiscounted expected future cash flows are less than the carrying value of the assets, an impairment loss is to be recognized based on the fair value of the assets, calculated using a discounted cash flow model. There is inherent subjectivity and judgments involved in cash flow analyses such as estimating revenue and cost growth rates, residual or terminal values and discount rates, which can have a significant impact on the amount of any impairment.
      Other long-lived assets, such as identifiable intangible assets, are amortized over their estimated useful lives. These assets are reviewed for impairment whenever events or circumstances provide evidence that suggests that the carrying amount of the assets may not be recoverable, with impairment being based upon an evaluation of the identifiable undiscounted cash flows. If impaired, the resulting charge reflects the excess of the assets’ carrying cost over its fair value. As described above, there is inherent subjectivity involved in estimating future cash flows, which can have a significant impact on the amount of any impairment. Also, if market conditions become less favorable, future cash flows (the key variable in assessing the impairment of these assets) may decrease and as a result we may be required to recognize impairment charges in the future.

Deferred Issuance Costs
      Deferred expenditures for offering costs are dependent upon the successful completion of the equity and debt offerings. We defer the costs incurred to raise equity until that event occurs. At the time we issue new equity, we will net these costs against the equity proceeds received. Alternatively, if the equity event does not occur, we will expense the offering costs. This estimate is likely to change in the near term.

Deferred Financing Costs
      Deferred financing and broker fees are amortized over the life of the respective loans.

Fair Value of Financial Instruments
      We have issued various debt and equity instruments, some of which have required a determination of their fair value, where quoted market prices were not published or readily available. We base our determinations on valuation techniques that require judgments and estimates, including discount rates used in applying present value analyses, the length of historical look-back used in determining the stock volatility, expected future interest rate assumptions and probability assessments. From time to time, we may hire independent valuation specialists to perform and/or assist in the fair value determination of such instruments. Actual results may differ from our estimates and assumptions which may require adjustments to the fair value carrying amounts and result in a charge or credit to our statement of operations.

Stock-based Compensation
      In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment,” which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) is effective for public companies for interim or annual periods beginning after June 15, 2005, supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows.

      SFAS No. 123(R) requires all share-based payments, including grants of stock options and issuances of stock to employees, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. We adopted the new standard effective January 1, 2006, which had no significant impact on the company.
      In connection with the valuation of our stock on January 13, 2006, we followed guidance provided by the American Institute of Certified Public Accountants (“AICPA”) Task Force’s Audit and Accounting Practice Aid — Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Aid”). As a development stage company without significant resources and no current revenue-generating operations, we concluded that the expenditure of limited available funds to engage an outside valuation specialist to perform contemporaneous and comprehensive valuations on January 13, 2006 was not an appropriate use of our financial resources. We instead derived relevant valuations internally using the AICPA Practice Aid and evaluated those figures in light of Generally Accepted Accounting Principles to establish book values for our accounting and book purposes.

PROPOSED BUSINESS
Overview
      Converted Organics is a development stage company seeking to use organic food waste as raw material to manufacture all-natural soil amendment products combining both disease suppression and nutrition characteristics. We plan to sell and distribute our products in the agribusiness, turf management, and retail markets. Our proposed process, which has been demonstrated in a pilot manufacturing facility, uses heat and bacteria to transform food waste into a natural fertilizer.
      A substantial portion of the net proceeds of this offering, together with the net proceeds of an approximately $17.5 million bond issue of the New Jersey Economic Development Authority that is to close simultaneously with the closing of this offering, will be used to develop and construct an organic waste conversion facility in Woodbridge, New Jersey. We expect this facility to be operational approximately 12 to 15 months from the date of the closing of this offering and the bond issue.
      Our revenue will come from two sources: “tip” fees and product sales. Waste haulers will pay us tip fees for accepting food waste generated by food distributors such as grocery stores, produce docks, fish markets and food processors, and by hospitality venues such as hotels, restaurants, convention centers and airports. Revenue will also come from the customers who purchase our products. Our planned products will possess a combination of nutritional, disease suppression and soil amendment characteristics. The products will be sold in both dry and liquid form and will be stable with an extended shelf life compared to other organic fertilizers. Among other uses, the liquid product is expected to be used to mitigate powdery mildew, a leaf fungus that restricts the flow of water and nutrients to the plant. These products can be used either on a stand-alone basis or in combination with more traditional petrochemical-based fertilizers and crop protection products. Based on growth trial performance, increased environmental awareness, trends in consumer food preferences and company-sponsored research, we believe our products will have substantial demand in the agribusiness, turf management and retail markets. We also expect to benefit from increased regulatory focus on organic waste processing and on environmentally friendly growing practices.
      Our initial facility will collect raw material from the New York-Northern New Jersey metropolitan area. It is located near the confluence of two major highways in northern New Jersey, providing efficient access for the delivery of feedstock from throughout this geographic area. The facility is within a special recycling zone and has been approved for inclusion in the Middlesex County New Jersey Solid Waste Management Plan. When fully operational, the Woodbridge facility is expected to process approximately 78,000 tons of organic food waste, which will be diverted from landfills, and produce approximately 7,500 tons of dry product and 6,700 tons of liquid concentrate annually. We are in the process of negotiating options to lease property for additional facilities in Massachusetts, New York and Rhode Island. Completion of these additional facilities will require additional capital.
Environmental Impact of Our Business Model
      Organic food waste, the raw material of our manufacturing process, comes from a variety of sources. Prior to preparation, food must be grown or raised, harvested, packaged, shipped, unpacked, sorted, selected and repackaged before it finds its way into markets, restaurants or home kitchens. Currently, this process creates a large amount of food waste, particularly in densely populated metropolitan areas such as New York City, Northern New Jersey, and Eastern Massachusetts. Traditionally, the majority of food waste is disposed of in either landfills or incinerators that do not produce a product from this recyclable resource. We intend to use a demonstrated technology that is environmentally benign to convert waste into valuable all-natural soil amendment products.
      Food waste comprises 15 to 20% of the nation’s waste stream. Disposing of or recycling food waste should be simple, since organic materials grow and decompose readily in nature. However, the high concentrations of food wastes and the lack of available land near most urban areas to be used for traditional recycling methods, such as composting, pose challenges to disposal of food wastes. Waste is most commonly disposed of in landfills and incinerators. Landfill capacity is a significant concern, particularly in densely populated areas. In addition, landfills may create negative environmental effects including liquid wastes migrating into groundwater, landfill gas, consumption of open space, and air pollution associated with trucking waste to more remote sites. The alternative of incineration may produce toxic air pollutants and climate-changing gases, as well as ash containing heavy metals. Incineration also fails to recover the useful materials from organic wastes that can be recycled. The composting alternative is a slow process to complete, requires considerable land to locate a high volume facility, may generate offensive odors, and may attract vermin. In addition, composting usually creates an inconsistent product with lower economic value than the fertilizer products we will produce.
      Our proposed process uses heat and bacteria to convert waste into all-natural soil amendment products with nutritional and disease suppression characteristics. The process occurs in enclosed “digestors” housed within a building that will use effective emissions control equipment, resulting in minimal amounts of dust, odor, and noise. By turning food waste into a fertilizer product using an environmentally benign process, we anticipate that we will be able to reduce the total amount of solid waste that goes to landfills and incinerators, which may in turn reduce the release of greenhouse gases such as methane and carbon dioxide.
      The following table summarizes some of the advantages of our proposed process compared with currently available methods employed to dispose of organic food waste:

Comparison of Methods for Managing Food Waste

Method	Environmental Impacts	Products

Landfilling	Loss of land Groundwater threat Methane gas Air pollution from trucks Useful materials not recycled Undesirable land use	Landfill gas (minimal energy generation at some landfills)
Incineration	Air pollution Toxic emissions Useful materials not recycled Disposal of ash still required	Electricity (only at some facilities)
Composting	Groundwater threat Odor Vermin Slow Substantial land required	Low value compost
Converted Organics	No air pollution or solid waste No harmful by-products Removal of waste from waste stream Consumption of electricity and natural gas Discharge of treated wastewater into sewage system	Natural fertilizer
      Environmental regulators and other governmental authorities in our target markets have also focused more recently on the potential benefits of recycling increased amounts of food waste. For example, the New Jersey Department of Environmental Protection (the “NJDEP”) estimates nearly 1.5 million tons, or just over 15% of the state’s total waste stream, is food waste. In 2003, only 221,000 tons, or 15%, of the estimated 1,466,000 tons of food waste generated in the state were recycled. The 2005 NJDEP Statewide Solid Waste Management Plan focuses particularly on the “food waste” recycling stream as one of the most effective ways to create significant increases in recycling tonnages and rates. In New York, state and local environmental agencies are taking measures to encourage the diversion of organics from landfills and are actively seeking processes consistent with health and safety codes. The goal is to further reduce the amount of waste going to landfills and other traditional disposal facilities, particularly waste that is hauled great distances, especially in densely populated areas in the Northeast. In 2005, the Rhode Island Resource Recovery Corporation began an examination of the bulk food waste processing technology of our technology licensor to determine whether using our licensed technology would be economically feasible, cost-effective, practicable, and an appropriate application in Rhode Island. In Massachusetts, the State Solid Waste Master Plan has also identified a need for increased organics-processing capacity within the state and has called for a streamlined regulatory approval path.
The Fertilizer Industry
      Fertilizers are classified as either chemical or organic. While chemical, or synthetic, fertilizers continue to dominate the market, an increased realization of the economic benefits of organic fertilizers coupled with increased growth in the demand for organic foods has expanded the market for high-quality organic fertilizers.

•	Chemical fertilizers: Chemical fertilizers dominate the conventional farming, landscaping and gardening markets because of their high nutrient content and low cost. Chemical fertilizers are made from mined or synthetic chemicals such as urea, ammonium nitrate, super phosphate and potash, and have a high content of the nutrients nitrogen, phosphorous and potassium (NPK). They are produced in large quantities and are generally less expensive than organic fertilizers. In the conventional approach to plant fertilization, a soil scientist prescribes the amount of each nutrient necessary per unit of growing area and then selects combinations of chemical fertilizers to provide these nutrient levels at the lowest cost.

•	Organic fertilizers: Organic fertilizers include compost and products derived from animal and vegetable proteins. Compost results from the natural decomposition of organic materials such as animal manure, plants, fruits and vegetables. Compost is inexpensive relative to chemical fertilizers but does not have the high nutrient concentration of chemical fertilizers. Protein-based organic fertilizers, such as bone meal, fish meal, cottonseed meal and blood meal, can be used alone or mixed with chemical additives to create highly formulated fertilizer blends that target specific soil and crop needs. Organic fertilizers tend to be more expensive than chemical fertilizers.
      Chemical fertilizers have several significant disadvantages compared with organic fertilizers. The nutrients found in chemical fertilizers tend to become highly soluble, and runoff water can remove them from the soil. Organic fertilizers release nutrients into the soil at a slower rate, making them less likely to be leached from the soil system by rainwater. In addition, chemical fertilizers do not contain organic matter. Organic matter builds soil structure, which allows more air to reach plant roots and increases the soil’s ability to retain water, resulting in healthier crops. In addition, organic fertilizers provide nutrients for soil microorganisms, which in turn make mineral nutrients available to plants.
      Concern among farmers, gardeners and landscapers about nutrient runoff, soil health and other long-term effects of conventional chemical fertilizers has resulted in growth in the organic fertilizer market. The number of fertilizer products registered as “organic” with the Organic Materials Review Institute has increased by approximately 50% from 2002 to 2005. Demand for organic food has also driven the demand for organic fertilizers. Following the release of the U.S. Department of Agriculture’s organic certification standards and labeling program in 2002, the market for organic foods reached over $10 billion by 2003. With major agribusiness companies now carrying organic food lines, farms across the country are converting acreage to organic. To maximize yields, managers of organic farms are looking to fertilizer options that are more sophisticated than compost and are beginning to use commercially produced organic fertilizers.
Our Proposed New Jersey Facility
      Converted Organics of Woodbridge, LLC (“Woodbridge”), a New Jersey limited liability company and wholly owned subsidiary of the company, was formed for the purpose of owning, constructing and operating the Woodbridge, New Jersey facility. Woodbridge has had no assets, liabilities or operations to date.
      We have entered into a 10-year lease with one 10-year renewal option for approximately 60,000 square feet of space in a portion of an existing building. The existing building will be upgraded to accommodate the conversion process and will house our processing equipment. The fertilizer products produced at the facility are expected to be delivered by truck and rail to customers. The property has been recently surveyed and does not lie within any special flood hazard area.

      Our process engineer, Weston Solutions, Inc., has substantially completed the design for the Woodbridge facility. We have entered into guaranteed maximum price contracts to build the processing facility with construction, mechanical and electrical contractors. A guaranteed maximum price contract is a contract to construct the facility that is guaranteed by a bond obtained by the contractor.
      We have entered into an agreement with Royal Waste Services, Inc. of Hollis, New York to provide up to 200 tons of organic food waste per day to the facility. We have also had discussions with several other solid waste-hauling companies and numerous waste generators regarding additional feedstock for the facility. The property is and will be able to receive feedstock by truck over local roads.
      Our conversion process has been approved for inclusion in the Middlesex County New Jersey Solid Waste Management Plan. We have submitted our application for a Class C recycling permit, which is the primary environmental permit for this project. The remaining required permits are primarily those associated with the construction and operation of any manufacturing business.
      The facility is expected to use significant amounts of electricity, natural gas and steam. We will use the services of an energy management firm to purchase natural gas and electricity, and water will be provided by the Town of Woodbridge. Wastewater will be treated and discharged by permit into the local sewage system.
      We expect the Woodbridge facility to be completed 12 to 15 months from the closing of this offering. During that time, we will spend approximately $14.6 million on structural improvements and equipment.
Business Strategy
      In addition to our Woodbridge facility, we intend to develop and construct facilities in Massachusetts, Rhode Island and New York. To operate these facilities using the licensed process, we will require additional licenses from IBRC and additional capital. We anticipate that we will be able to use much of the engineering and design work done for the Woodbridge facility for subsequent facilities, thus reducing both the time and cost required to develop additional facilities.
      In each of our contemplated locations, we have:

•	Engaged a local businessperson well acquainted with the community to assist us in the permitting process and develop support from community groups;

•	Participated in numerous meetings with state, county and local regulatory bodies as well as environmental and economic development authorities; and

•	Identified potential facility sites.
As new facilities commence production, we also anticipate we will achieve economies of scale in marketing and selling our fertilizer products as the cost of these activities is spread over a larger volume of product. As the overall volume of production increases, we also believe we may be able to more effectively approach larger agribusiness customers who may require larger quantities of fertilizer in order to efficiently utilize their distribution systems.
      To date, we have undertaken the following activities in the following markets to prepare to develop additional facilities:

•	In Massachusetts, we have performed initial development work in connection with construction of a proposed 15,000-ton per year manufacturing facility to serve the eastern Massachusetts market. Our proposal to develop this facility is currently under review by the property owner. The Massachusetts Strategic Envirotechnology Partnership Program has completed a favorable review of our technology.

•	In Rhode Island, we have proposed to construct a 10,000-ton per year manufacturing facility to service the entire Rhode Island market. We are working with the Rhode Island Resource Recovery Corporation, the agency responsible for managing solid waste in the state, to build a facility on state-owned and operated landfill, thereby greatly reducing the time associated with permitting and construction. The Rhode Island Resource Recovery Corporation has reviewed the technology we have licensed and has included it as an option in the 2006 update to its solid waste plan. We are negotiating a term sheet with the Rhode Island Resource Recovery Corporation for a facility and expect to reach an agreement during the first quarter of 2007.

•	In New York City, we have proposed to construct a 15,000-ton per year manufacturing facility in the South Bronx to service the New York City market. We have held discussions with both the New York City Department of Environmental Protection and the New York State Department of Environmental Conservation, and we are currently negotiating with the landlord for the proposed site.

Conversion Process
      The process that converts food waste into our solid and liquid fertilizer products is based on technology called “Enhanced Autothermal Thermophilic Aerobic Digestion” (“EATAD”). The EATAD process was developed by International Bio Recovery Corporation (“IBRC”), a British Columbia company which possesses technology in the form of know-how integral to the process and which has licensed to us their technology for organic waste applications in certain locations. In simplified terms, EATAD means that once the prepared feedstock is heated to a certain temperature, it self-generates additional heat (autothermal), rising to very high, pathogen-destroying temperature levels (thermophilic). Bacteria added to the feedstock consume vast amounts of oxygen (aerobic) converting the food waste (digestion) to a rich blend of nutrients and single cell proteins. Foodstock selection and preparation, digestion temperature, rate of oxygen addition, acidity and inoculation of the microbial regime are carefully controlled to produce a product that is highly consistent from batch to batch.
      The conversion process technology works as follows:

•	Organic food wastes arrive at a facility using the technology and any remaining inorganic contaminants are removed.

•	A macerator machine pulps and screens the organic food wastes, and adjusts its water content, acidity level (pH) and temperature, as needed for optimal digestion of the resulting pulp.

•	The resulting pulp is fed into a digester where it remains for three to four days. During that time, high temperatures and bacterial microbes convert the pulp to simple nutrients and proteins. The technology uses a patented aeration device (a shearator) that allows operation at higher temperatures than similar processes. The higher operating temperature accelerates the digestion process and destroys potential pathogens.

•	The digested material is then placed in a press that separates its solid and liquid components. The solids are dried and pelletized; the liquids are concentrated in a solution. On average, the process produces approximately 20 tons — in roughly equal proportions of liquid and solid components — for every 100 tons of organic waste feedstock input into the system.

      The following diagram describes the EATAD process as it is expected to be applied in our conversion facilities:
Fertilizer Products
      The products we plan to manufacture using our process will be positioned as:

•	A stand-alone fertilizer with plant nutrition, disease suppression and soil enhancements (amendment) benefits. The solid and liquid forms have a nutrient composition of approximately 3% nitrogen, 2% phosphorous and 1% potassium (3-2-1 NPK); or

•	A blend to be added to conventional fertilizers and various soil enhancements to improve the soil as required by the end users.
      The efficacy of our products has been demonstrated both in university laboratories and multi-year growth trials funded by us and by IBRC. These field trials have been conducted on more than a dozen crops including potatoes, tomatoes, squash, blueberries, grapes, cotton and turf grass. The results of these trials are available at no charge by contacting us at 7A Commercial Wharf West, Boston, Massachusetts 02110. These studies have not been published, peer-reviewed or otherwise subject to third-party scrutiny. Based on these trials and other data, we believe our solid and liquid products will have several valuable attributes:

•	Plant nutrition. Historically, growers have focused on the nitrogen (N), phosphorous (P) and potassium (K) content of fertilizers. As agronomists have gained a better understanding of the importance of soil culture, they have turned their attention to humic and fulvic acids, phytohormones and other micronutrients and growth regulators not present in petrochemical-based fertilizers. Our products will have NPK content of approximately 3-2-1 and will be rich in micronutrients. Both products can be modified or fortified to meet specific user requirements.

•	Disease suppression. Based on field trials using product produced by the licensed technology, we believe our products will combine nutrition with disease suppression characteristics to eliminate or significantly reduce the need for fungicides and other crop protection products. The products’ disease suppression properties have been observed under controlled laboratory conditions and in documented field trials. We also have other field reports that have shown the liquid concentrate to be effective in reducing the severity of powdery mildew on grapes, reducing verticillium pressure on tomatoes and reducing scab in potatoes.

•	Soil amendment. As a result of their slow-release nature, our dry fertilizer product increases the organic content of soil, improving granularity and water retention and thus reducing NPK leaching and run-off.

•	Pathogen-free. Due to high processing temperatures, our products are virtually pathogen-free and have extended shelf life.
      Nexant ChemSystems, Inc., a process engineering and strategic marketing research firm, evaluated our products’ projected economic yield — the market value of the crop less the costs of production — to the end user and concluded based on review of various growth trials that the economic yield of crops grown with fertilizer produced by our licensor using the EATAD process increased by an average of 11.3% with respect to the liquid product and 16.4% with respect to the dry product compared with control groups. With respect to cotton, potatoes and blueberries, economic yield increased by 16%, 19% and 30%, respectively, compared with control groups.
      We plan to apply to the U.S. Department of Agriculture (the “USDA”) and various state agencies to have our products labeled as an organic fertilizer or separately as an organic fungicide. We expect organic labeling, if obtained, to have a significant positive impact on pricing. Unlike many organic fertilizers, our products will be fully converted during the EATAD process and therefore have consistent quality, be stable, odor-free and convenient for storage and shipping. They will also have a relatively high nutrient content and will be free of pathogens. Our products will be positioned for the commercial market as a fertilizer supplement or as a material to be blended into traditional nutrition and disease suppression applications.
Marketing and Sales

Target Markets
      The concern of farmers, gardeners and landscapers about nutrient runoffs, soil health and other long-term effects of conventional chemical fertilizers has increased demand for organic fertilizer. We have identified three target markets for our products:

•	Agribusiness: horticulture, hydroponics and aquaculture;

•	Turf management: golf courses, sod farms and commercial, institutional and government facilities; and

•	Retail sales: home improvement outlets, garden supply stores, nurseries, Internet sales and shopping networks.
      Agribusiness: Today, the focus is on reducing the use of chemical pesticides and at the same time meeting the demand for cost-effective, environmentally responsible alternatives. This change in focus is the result of:

•	Consumer demand for safer, higher quality food.

•	The restriction on use of registered chemical pesticides. Several U.S. government authorities, including the Environmental Protection Agency, the Food and Drug Administration, and the USDA, regulate the use of pesticide. There are more than 14 separate regulations governing the use of pesticides.

•	Environmental concerns and the demand for sustainable technologies.

•	Demand for more food for the growing world population.

•	The cost effectiveness and efficacy of non-chemical based products to growers.
      Consumer demand for organic food products increased throughout the 1990s at approximately 20% or more per annum. In the wake of USDA’s implementation of national organic standards in October 2002, the organic food industry has continued to grow. According to the Nutrition Business Journal, annual sales of organic foods have expanded almost four-fold from $3.6 billion in 1997 and averaged annual growth of 19.4% over the six-year period of 1998 to 2003. Organic foods were 61% of the $22.8 billion natural and organic foods market in 2005 and 2.5% of the $557 billion U.S. foods market (excluding food service), up from a penetration rate of 0.8% of the U.S. food market in 1997.

      Farmers are facing pressures to change from conventional production practices to more environmentally friendly practices. U.S. agricultural producers are turning to certified organic farming methods as a potential way to lower production costs, decrease reliance on nonrenewable resources such as chemical fertilizers, increase market share with an “organically grown” label and capture premium prices, thereby boosting farm income.
      Turf management: We believe golf courses will continue to reduce their use of chemicals and chemical-based fertilizers to limit potentially harmful effects, such as chemical fertilizer runoff. The United States Golf Association (“USGA”) provides guidelines for effective environmental course management. These guidelines include using nutrient products and practices that reduce the potential for contamination of ground and surface water. Strategies include using slow-release fertilizers and selected organic products and the application of nutrients through irrigation systems. Further, the USGA advises that the selection of chemical control strategies should be utilized only when other strategies are inadequate. We believe that our all-natural, slow-release fertilizer products will be well received in this market.
      Retail sales: According to The Freedonia Group, a business research company, the $6 billion US market for packaged lawn and garden consumables will grow 4.5% annually through 2008. Fertilizers, mulch and growing media will lead gains, especially rubber mulch, colored mulch and premium soils. The growth of organic consumables is expected to be nearly double the rate of growth of conventional products but remain a small segment.

Product Distribution
      Products manufactured at our Woodbridge facility will be sold under the names Genica SG-100 for the solid fertilizer and Genica LC-200 for the liquid fertilizer. Our license with IBRC restricts the sale of products from this facility to the Eastern Seaboard states, including Maine, New Hampshire, Vermont, Massachusetts, Rhode Island, Connecticut, New York, New Jersey, Pennsylvania, Delaware, Maryland, Virginia, District of Columbia, North Carolina, South Carolina, Georgia and Florida.
      We plan to sell and distribute our products in the agribusiness, turf management, and retail markets, by creating a sales organization or joining a proposed marketing cooperative. Our sales organization will target large purchasers of fertilizer products for distribution in our target geographic and product markets. Key activities of the sales organization will include introduction of the company and our products and the development of relationships with targeted clients. In addition, we have had preliminary discussions with manufacturers’ representatives to explore sales of our products in appropriate retail outlets.
      IBRC is planning to form a marketing cooperative called Genica which is proposed to support IBRC’s plant licensees. Genica is designed to serve as the marketing, sales, distribution, research and development organization for products produced using the IBRC technology. As a plant licensee, we are eligible to join Genica. The cooperative may offer several strategic advantages. The cooperative would allow us to sell our end products through proposed marketing, sales and distribution channels. If we join, we expect to benefit from research and development functions performed by the cooperative as well as from what IBRC has accomplished in the past.
IBRC License
      Pursuant to a know-how license agreement dated July 15, 2003, as amended, IBRC granted us an exclusive license for a term of 40 years to use its proprietary EATAD technology for the design, construction and operation of facilities within a 31.25 mile radius from City Hall in New York City for the conversion of organic waste into solid and liquid organic material. The license permits us to use the technology at our Woodbridge facility site; restricts the ability of IBRC and an affiliated company, Shearator Corporation, to grant another know-how or patent license related to the EATAD technology within the exclusive area; and restricts our ability to advertise or contract for a supply of organic waste originating outside the same exclusive area. The licensed know-how relates to machinery and apparatus used in the EATAD process.

      We are obligated to pay to IBRC an aggregate royalty equal to nine percent of the gross revenues from the sale of our products produced by the facility. In addition, we are obligated to pay Cdn$238,000 to IBRC upon the closing of this offering for a non-refundable deposit on a second plant license agreement and for growth trials, and pay Cdn$264,000 to IBRC in equal monthly installments over the twelve months following this offering for market analysis and other services. The license agreement may be terminated at IBRC’s option if we do not commence continuous operation of the Woodbridge facility, as defined in the license agreement, by July 1, 2008. We are also obligated to purchase IBRC’s patented macerators and shearators as specified by or supplied by IBRC or Shearator Corporation. If we can demonstrate sufficient demand in the area of exclusivity for the construction of additional plants, we may build the plants, assuming certain completion dates are met, upon payment of license fees for each plant based on dollar-per-ton of capacity of the proposed plants at the then current IBRC initial license fee.
      The license agreement restricts the sale of products from the facilities covered by the license to the Eastern Seaboard. Also, pursuant to the license agreement, we have granted a proposed cooperative called Genica, which has yet to be formed and of which IBRC will be a member, a right of first refusal to market all of our products in accordance with the terms and upon payment to us of the price listed on our then current price list. If we propose to sell end products to a third party for a price lower or otherwise on terms more favorable than such published price and terms, Genica also has the first right of refusal to market such products on the terms and upon payment to us of the price proposed to the third party. The license agreement does not specify the duration of such rights.
Competition
      We believe we will be operating in a very competitive environment in our business’s three dimensions — organic wastestream feedstock, technology and end products — each of which is quickly evolving. We believe we will nevertheless be able to compete effectively because of the abundance of the supply of food waste in our proposed geographic markets, the pricing of our tip fees and the quality of our proposed products and technology.
      Organic Wastestream. Competition for the organic waste stream feedstock includes landfills, incinerators and traditional composting operations. Organic waste streams are generally categorized as pre- and post-consumer food waste, lawn and garden waste, and bio-solids, including sewage sludge or the by product of wastewater treatment. Some states, including New Jersey, have begun to regulate the manner in which food waste may be composted. New Jersey has created specific requirements for treatment in tanks, and we believe our proposed Woodbridge facility will be the first approved in-vessel processing facility in the state. In Massachusetts, state regulators are considering a ban on the disposal of organic materials at landfills and incinerators once sufficient organic processing capacity exists within the state, which if adopted would provide a competitive advantage for our process.
      Technology. There are a variety of technologies used to treat organic wastes including composting, digestion, hydrolysis and thermal processing. Companies using these technologies may compete with us for organic material.
      Composting is a natural process of decomposition that can be enhanced by mounding the waste into windrows to retain heat, thereby accelerating decomposition. Large-scale compost facilities require significant amounts of land for operations that may not be readily available or that may be only available at significant cost in major metropolitan areas. Given the difficulties in controlling the process or the consistent ability to achieve germ-killing temperatures, the resulting compost is often inconsistent and generally would command a lower market price than our product.
      Digestion may be either aerobic, like the EATAD process, or anaerobic. Anaerobic digestion is, in simple terms, mechanized in-vessel composting. In addition to compost, most anaerobic digestion systems are designed to capture the methane generated. While methane has value as a source of energy, it is generally limited to on-site use, as it is not readily transported.

      Hydrolysis is an energy-intensive chemical process that produces a byproduct, most commonly ethanol. Thermal technologies extract the Btu content of the waste to generate electricity. Food waste, which is typically 75-90% water, is generally not a preferred feedstock. Absent technological breakthroughs, neither hydrolysis nor thermal technologies are expected to be accepted for organic foodwaste processing on a large-scale in the near term.
      End Products. The organic fertilizer business is relatively new, highly fragmented, under-capitalized and growing rapidly. We are not aware of any dominant producers or products currently in the market. There are a number of single input, protein-based products, such as fish, bone and cottonseed meal, that can be used alone or mixed with chemical additives to create highly formulated fertilizer blends that target specific soil and crop needs. In this sense they are similar to our products but have odor, stability and shelf life or seasonality problems.
      Most of the 50 million tons of fertilizer consumed annually in North America is mined or derived from petroleum. These petroleum-based products generally have higher nutrient content (NPK) and cost less than organic fertilizers. However, as agronomists better understand how soil, root and stem/leaf systems interact, the importance of micronutrients is more highly valued. Petrochemical additives have been shown to deaden the soil, which ironically contributes to higher nutritional requirements. Traditional petrochemical fertilizers are highly soluble and readily leach from the soil. Slow release products that are coated or specially processed command a premium. However, the economic value offered by petrochemicals, especially for field crops including corn, wheat, hay and soybeans, will not be supplanted in the foreseeable future.
      Despite a large number of new products in the end market, we believe that our products have a unique set of characteristics. Positioning and branding the combination of nutrition and disease suppression characteristics will differentiate our products from other organic fertilizer products to develop market demand, while maintaining or increasing pricing. In view of the barriers to entry created by the supply of organic waste, regulatory controls and the cost of constructing facilities, we do not foresee a dominant manufacturer or product emerging in the near term.
Government Regulation
      Our end products may be regulated or controlled by state, county and local governments as well as various agencies of the Federal government, including the Food and Drug Administration and the Department of Agriculture.
      In addition to the regulations governing the sale of our end products, our facilities will be subject to extensive regulation. We will need certain permits to operate solid waste or recycling facilities as well as permits for our sewage connection, water supply, land use, air emission, and wastewater discharge. The specific permit and approval requirements are set by the state and the various local jurisdictions, including but not limited to city, town, county, and township and state agencies having control over the specific properties.
      For our Woodbridge facility, we must obtain various permits and approvals to operate a recycling center and a manufacturing facility, including among others a Class C recycling permit, land use and site plan approval, an air quality permit, a discharge permit, treatment works approval and a storm water runoff permit, building construction permits and a soil conservation district permit.
      Environmental regulations will also govern the operation of our facilities. Our facilities will most likely be located in urban industrial areas where contamination may be present. Regulatory agencies may require us to remediate environmental conditions at our locations.
Employees
      As of January 1, 2007, we had four full-time employees, all of whom were in management and administration. Once the Woodbridge facility reaches its initial design capacity of 250 tons per day, we expect to have approximately 17 full-time employees at the facility, working in the areas of general plant management, equipment operation, quality control, maintenance, laborers, and administrative support.

Property
      We have entered into a 10-year lease, with an option to renew for an additional 10 years, for property located in a recycling center in Woodbridge, New Jersey. This is the site upon which our initial plant will be constructed. The lease covers 60,000 square feet of a 300,000 square foot building. The rent is $32,500 per month for the first 5 years of the 10-year term. In year 6, the rent is increased by 5% and will increase 2% a year in years 7 through 10. During years 2 through 10, we will pay an additional $45,401 per month for the cost of the buildout of the space. In year 11, if we exercise our option to renew, the rent would increase by 5% and would increase an additional 2% per year in years 12 through 15. The rent would increase 5% in year 16 and thereafter would increase 2% per year through the remainder of the term. We are responsible for payment of common area maintenance fees and taxes based upon our percentage of use relative to the whole facility and for our separately metered utilities.
      We currently lease, on a month-to-month basis, approximately 2,500 square feet of office space for our headquarters in Boston, Massachusetts. We pay rent of $2,500 per month and a shared services fee of $1,000 per month. We may terminate the office lease at any time upon 30 days advance written notice.
Legal Proceedings
      We do not know of any pending or threatened legal proceedings to which we are or would be a party or any proceedings being contemplated by governmental authorities against us, or any of our executive officers or directors relating to their services on our behalf.
Company History
      Converted Organics Inc. was incorporated in January 2006 under the laws of the state of Delaware. In February 2006, the company merged with its predecessor organizations, Mining Organics Management, LLC (“MOM”) and Mining Organics Harlem River Rail Yard, LLC (“HRRY”). MOM and HRRY were organized as Massachusetts limited liability companies in May 2003 and July 2003, respectively.
      The members of MOM included a limited liability company the managing member of which is the company’s current director William A. Gildea, another limited liability company the sole member of which is consultant John E. Tucker and the company’s current Chief Financial Officer Thomas R. Buchanan. Weston Solutions, Inc. and MOM were equal members of HRRY. Each of MOM and HRRY was formed to promote the principal business objective of Converted Organics — that is, to implement licensed technology to facilitate the conversion of organic food waste into solid and liquid fertilizer products. MOM was originally intended to be the principal operating entity, and HRRY was a location-specific entity that was formed to develop business opportunities in New York City.
      Thereafter, to consolidate the various related entities, Converted Organics was formed and each of HRRY and MOM was merged into it. As a result of the merger of Converted Organics and HRRY, each of the members of HRRY received 300,000 shares of Converted Organics common stock. MOM subsequently distributed the 300,000 shares that it received as a result of the merger to its members; as a result, Messrs. William Gildea and Tucker each received 135,000 shares of Converted Organics common stock and Mr. Buchanan received 30,000 shares. No shares of Converted Organics common stock were issued in connection with the merger between Converted Organics and MOM because MOM did not contribute any value as of the date of the merger.
      Converted Organics of Woodbridge, LLC, a New Jersey limited liability company, was formed for the purpose of owning, constructing and operating the Woodbridge, New Jersey facility. This company has had no assets, liabilities or operations to date.
      Our principal executive offices are located at 7A Commercial Wharf West, Boston, Massachusetts 02110. Our telephone number is (617) 624-0111. Our website address is www.convertedorganics.com. The information on, or that can be accessed through, our website is not a part of this prospectus.

MANAGEMENT
Directors and Executive Officers
      Our directors and executive officers, and their ages as of January 1, 2007, are as follows:

Name	Age	Position

Edward J. Gildea	55	Chairman, President and Chief Executive Officer
Thomas R. Buchanan	56	Vice President and Chief Financial Officer
John A. Walsdorf	59	Vice President and Chief Operating Officer
John P. Weigold	39	Vice President — Development/Operations
David R. Allen	52	Director
Robert E. Cell	38	Director
John P. DeVillars	57	Director
William A. Gildea	51	Director
      Edward J. Gildea has been our Chairman, President and Chief Executive Officer since January 2006. From 2001 to 2005, he held several executive positions including Chief Operating Officer, Executive Vice President, Strategy and Business Development, and General Counsel of QualityMetric Incorporated, a private health status measurement business. During that period, Mr. Gildea was also engaged in the private practice of law representing business clients and held management positions in our predecessor companies. He holds an A.B. degree from the College of the Holy Cross and a J.D. degree from Suffolk University Law School. Mr. Gildea is William A. Gildea’s brother.
      Thomas R. Buchanan has been our Vice President and Chief Financial Officer since January 2006. Until 2001, Mr. Buchanan was Director of Merchant Banking at Dilmun Investments, Inc., a registered securities advisor. Since 2001, he has consulted to our predecessor companies and to several non-profit organizations. He holds a B.A. degree from the University of Virginia.
      John A. Walsdorf has been our Vice President and Chief Operating Officer since January 2006. He joined one of our predecessor companies in 2003. From November 2001 to June 2003, he was responsible for the development of select real estate markets for Amerada Hess Corporation, a regional energy company. Until 2001, Mr. Walsdorf held a similar position with Trammell Crow Company, a commercial real estate company. Mr. Walsdorf has a degree in Finance from Southern Illinois University and an M.B.A. from Loyola University of Chicago.
      John P. Weigold has been our Vice President — Development/ Operations since January 2006. He joined one of our predecessor companies in 2003. From September 1997 to March 2002, Mr. Weigold served as a vice president of State Street Bank. Mr. Weigold holds a B.S. degree from the State University of New York at Geneseo and an M.B.A. from Northeastern University.
      David R. Allen has been a director since June 2006. Until 2004, he was the Chief Executive Officer and the Chief Financial Officer of Millbrook Press Inc., a publicly held publisher of children’s books. Millbrook Press Inc. filed for bankruptcy in the District of Connecticut in February 2004 in a liquidation proceeding in which all creditors were paid in full. Since 2004, Mr. Allen has acted as a management consultant and advisor to small public companies. Mr. Allen holds a B.S. degree and an M.S. degree from Bentley College in Waltham, Massachusetts. Mr. Allen is a Certified Public Accountant.
      Robert E. Cell has been a director since June 2006. In 2006, he became the President and Chief Executive Officer of RubiconSoft, a preferenced-based marketing company. From 2004 to 2005, he was the Chief Executive Officer of Cool Sign Media Inc., a provider of digital advertising and signage. From 2000 to 2004, he held several executive positions, including Chief Operating Officer and Chief Financial Officer, at Blue Martini Software, Inc., a publicly held provider of client relationship management software applications. Since 2005, Mr. Cell has acted as a consultant to several public and private companies. Mr. Cell holds a B.S. degree and an M.B.A. from the University of Michigan.

      John P. DeVillars has been a director since June 2006. He is a founder and managing partner of BlueWave Strategies LLC, an environmental and renewable energy consulting firm established in 2003, and is a managing partner of its affiliated investment group, BlueWave Capital. Until 2003, Mr. DeVillars held the position of Lecturer in Environmental Policy in the Department of Urban Studies and Planning at the Massachusetts Institute of Technology; he continues to lecture at MIT, the Harvard Graduate School of Design and the Kennedy School of Government. From 2000 to 2003, Mr. DeVillars was Executive Vice President of Brownfields Recovery Corporation, a real estate investment and development firm focused on environmentally impacted properties known as “brownfields.” Mr. DeVillars holds a B.A. degree from the University of Pennsylvania and an M.P.A. from Harvard University.
      William A. Gildea has been a director since January 2006. From 2000 to present, he has managed ECAP, LLC, a boutique investment firm that specializes in the funding and development of clean technologies, and held management positions in our predecessor companies. Mr. Gildea has also held positions at Connecticut Bank and Trust and Phoenix Investment Council. He earned a B.A. degree from Westfield State College in Westfield, Massachusetts and an M.B.A. from Rensselaer Polytechnic Institute in Troy, New York. Mr. Gildea is Edward J. Gildea’s brother.
Board of Directors
      Our Bylaws provide that the authorized size of our Board of Directors, which currently is five members, is to be determined from time to time by resolution of the Board of Directors, but shall consist of at least two and no more than eight members. Our Board of Directors is divided into three classes as nearly equal in number as possible. Each year the shareholders elect the members of one of the three classes to three-year terms of office. Currently, Messrs. Allen and Cell serve as Class 1 directors, whose terms expire in 2007, Messrs. DeVillars and William Gildea serve as Class 2 directors, whose terms expire in 2008, and Mr. Edward Gildea serves as a Class 3 director, whose term expires in 2009. We intend to maintain at least two independent directors on our Board of Directors.
Committees of the Board of Directors
      Our Board of Directors has three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Governance Committee.
      Audit Committee. Our Audit Committee oversees our accounting and financial reporting processes, internal systems of accounting and financial controls, relationships with independent auditors, and audits of financial statements. Specific responsibilities include the following:

•	selecting, hiring and terminating our independent auditors;

•	evaluating the qualifications, independence and performance of our independent auditors;

•	approving the audit and non-audit services to be performed by our independent auditors;

•	reviewing the design, implementation, adequacy and effectiveness of our internal controls and critical accounting policies;

•	overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	with management and our independent auditors, reviewing any earnings announcements and other public announcements regarding our results of operations; and

•	preparing the audit committee report that the Securities and Exchange Commission requires in our annual proxy statement.
      Our Audit Committee is comprised of Messrs. Allen, Cell and DeVillars. Mr. Allen serves as Chairman of the Audit Committee. The Board has determined that all members of the Audit Committee are independent under the rules of the Securities and Exchange Commission and the Nasdaq Stock Market and that Mr. Allen qualifies as an “audit committee financial expert,” as defined by the rules of the Commission.

      Compensation Committee. Our Compensation Committee assists our Board of Directors in determining the development plans and compensation of our officers, directors and employees. Specific responsibilities include the following:

•	approving the compensation and benefits of our executive officers;

•	reviewing the performance objectives and actual performance of our officers; and

•	administering our stock option and other equity compensation plans.
      Our Compensation Committee is comprised of Messrs. Allen, Cell and DeVillars. Mr. Cell serves as Chairman of the Compensation Committee. The Board has determined that all members of the Compensation Committee are independent under the rules of the Nasdaq Stock Market.
      Nominating and Governance Committee. Our Nominating and Governance Committee assists the Board by identifying and recommending individuals qualified to become members of our Board of Directors, reviewing correspondence from our stockholders, and establishing, evaluating and overseeing our corporate governance guidelines. Specific responsibilities include the following:

•	evaluating the composition, size and governance of our Board of Directors and its committees and making recommendations regarding future planning and the appointment of directors to our committees;

•	establishing a policy for considering shareholder nominees for election to our Board of Directors; and

•	evaluating and recommending candidates for election to our Board of Directors.
      Our Nominating and Governance Committee is comprised of Messrs. Allen, Cell and DeVillars. Mr. DeVillars serves as Chairman of our Nominating and Governance Committee. The Board has determined that all members of the Nominating and Governance Committee are independent under the rules of the Nasdaq Stock Market.
Compensation Committee Interlocks and Insider Participation
      None of the members of our Compensation Committee will be one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or Compensation Committee.
Director Compensation
      Each non-employee director is expected to receive an annual fee of $5,000 for service on the Board and its committees, plus $1,000 for each meeting of the Board of Directors or board committee that the director attends in person and $1,000 for each meeting attended by telephone or videoconference. Each non-employee director also will receive reimbursement of travel and other expenses incurred to attend a meeting in person. Upon election or appointment to the Board, each non-employee independent director will be granted an option to purchase 10,000 shares of our common stock at the then-current market price as compensation for service on the Board.
Executive Compensation
      Our Chief Executive Officer received no compensation from us or any of our predecessors in the fiscal years ended December 31, 2003, 2004 or 2005. Also, none of our executive officers has earned more than $100,000 in total compensation from us or any of our predecessors during any of the three years. For information about a current annual compensation arrangements with our executive officers, see “Employment Agreements.”

Option Grants in 2005
      No stock options were granted to our Chief Executive Officer in the year ended December 31, 2005. For information about later option grants, see “Employment Agreements.”
Option Exercises and Holdings
      As of December 31, 2005, our Chief Executive Officer did not hold any exercisable or unexercisable stock options. During the fiscal year ended December 31, 2005, our Chief Executive Officer did not receive any shares of common stock upon exercise of options.
Employment Agreements
      We have executive employment agreements with Edward J. Gildea, our President and Chief Executive Officer, Thomas R. Buchanan, our Vice President and Chief Financial Officer, John A. Walsdorf, our Vice President and Chief Operating Officer, and John P. Weigold, our Vice President — Development/ Operations. The executive employment agreements become effective upon the closing of this offering. Each executive employment agreement has a term of three years. Under the terms of his agreement, Mr. Gildea will receive base salary of $220,000 per year and has been granted an option to purchase 100,000 shares of common stock. Mr. Buchanan will receive base salary of $180,000 per year and has been granted an option to purchase 100,000 shares of common stock. Mr. Walsdorf will receive base salary of $180,000 per year and has been granted an option to purchase 100,000 shares of common stock. Mr. Weigold will receive base salary of $180,000 per year and has been granted an option to purchase 95,000 shares of common stock. All such stock options have been granted with an exercise price per share equal to the fair value of our common stock on the date of grant, as determined by our Board of Directors. If, during the term of the executive officers’ employment, the Board of Directors approves any company bonus plan, each executive officer shall be eligible to receive a bonus under such plan. Each agreement may be terminated by the company for, or without, cause or upon the executive officer’s death or disability. Further, if any executive officer is terminated without cause, or as the result of his death or disability, he will be entitled to receive severance pay consisting of twelve months base salary and benefits, and all of the shares of common stock and options held by such executive officer shall become fully vested. In the case of a termination due to a change in control, the executive officer shall be entitled to severance pay consisting of 36 months of base salary and benefits, in addition to any bonus which would have been payable in the year of such termination, and all shares of common stock and options held by such executive officer shall become fully vested.
Stock Option Plan
      In June 2006, our Board of Directors and stockholders approved our 2006 Stock Option Plan. The option plan authorizes the grant and issuance of options and other equity compensation to employees, officers and consultants. A total of 666,667 shares of common stock are reserved for issuance under the option plan.
      The option plan is administered by the Compensation Committee of the Board of Directors. Subject to the provisions of the option plan, the Committee determines who will receive the options, the number of options granted, the manner of exercise and the exercise price of the options. The term of incentive stock options granted under the option plan may not exceed ten years, or five years for options granted to an optionee owning more than 10% of our voting stock. The exercise price of an incentive stock option granted under the option plan must be equal to or greater than the fair market value of the shares of our common stock on the date the option is granted. The exercise price of a non-qualified option granted under the option plan must be equal to or greater than 85% of the fair market value of the shares of our common stock on the date the option is granted. An incentive stock option granted to an optionee owning more than 10% of our voting stock must have an exercise price equal to or greater than 110% of the fair market value of our common stock on the date the option is granted.
      As of January 1, 2007, there were outstanding options to purchase 643,000 shares of common stock under the option plan at an average exercise price of $3.75 per share and an average term of five years. The options vested on the date of grant.

Limitation of Liability and Indemnification
      Our certificate of incorporation, as amended (“Certificate of Incorporation”), contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our shareholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	Any breach of their duty of loyalty to our company or our stockholders.

•	Acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law.

•	Unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law.

•	Any transaction from which the director derived an improper personal benefit.
      Our Bylaws provide that we are required to indemnify our directors and officers and may indemnify our employees and other agents to the fullest extent permitted by Delaware law. Our Bylaws also provide that we shall advance expenses incurred by a director or officer before the final disposition of any action or proceeding upon receipt of an undertaking from or on behalf of that director or officer to repay the advance if it is ultimately determined that he or she is not entitled to be indemnified. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the Board of Directors. These agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We intend to obtain directors’ and officers’ liability insurance.
      The limitation of liability and indemnification provisions in our Certificate of Incorporation and Bylaws may discourage shareholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.
      Insofar as we may permit indemnification for liabilities arising under the Securities Act to directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy, as expressed in the Securities Act and is, therefore, unenforceable.

PRINCIPAL STOCKHOLDERS
      Set forth below is information regarding the beneficial ownership of our common stock, as of January 1, 2007 and as adjusted to reflect the sale of 1,800,000 units in this offering and the issuance of 293,636 units to bridge lenders and HCF, by (i) each person whom we know owned, beneficially, more than 5% of the outstanding shares of our common stock, (ii) each of our directors, (iii) our Chief Executive Officer, and (iv) all of the current directors and executive officers as a group. We believe that, except as otherwise noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Commission, and includes voting or investment power with respect to shares beneficially owned. Shares of common stock to be received upon conversion of preferred stock, or subject to options or warrants currently exercisable or exercisable within 60 days of January 1, 2007, are deemed outstanding for purposes of computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

	No. of Shares	Before This
Name of Beneficial Owner	Beneficially Owned	Offering(1)	After This Offering

Officers and Directors (2)
William A. Gildea(3)	354,551	25.0%	10.1%
John A. Walsdorf(4)	210,000	14.7	6.0
Edward J. Gildea(4)	200,000	14.0	5.7
Thomas R. Buchanan(4)	200,000	14.0	5.7
John P. Weigold(5)	195,000	13.7	5.5
David R. Allen(6)	10,000	*	*
Robert E. Cell(6)	10,000	*	*
John P. DeVillars(6)	10,000	*	*
All directors and officers as a group (eight persons)(7)	1,189,551	64.6%	30.2%
5% Stockholders
Weston Solutions, Inc.(8)	300,000	22.5%	8.8%
John E. Tucker(2)(3)	314,851	22.2	9.0

*	Less than 1%

(1)	Assumes 1,333,333 shares outstanding prior to this offering.

(2)	Address of those listed is c/o Converted Organics Inc., 7A Commercial Wharf West, Boston, MA 02110.

(3)	Includes options to purchase 83,000 shares that are exercisable within 60 days of January 1, 2007.

(4)	Includes options to purchase 100,000 shares that are exercisable within 60 days of January 1, 2007.

(5)	Includes options to purchase 95,000 shares that are exercisable within 60 days of January 1, 2007.

(6)	Includes options to purchase 10,000 shares that are exercisable within 60 days of January 1, 2007.

(7)	Includes options to purchase 508,000 shares that are exercisable within 60 days of January 1, 2007.

(8)	Address is One Weston Way, West Chester, PA 19830. Arnold Borish, Sr. Vice President - General Counsel of Weston Solutions, Inc., has the power to vote and dispose of the shares.

RELATED PARTY TRANSACTIONS
      As payment for compensation accrued and not paid since April 1, 2006 and expenses incurred but not reimbursed since April 1, 2006, we intend to pay in the future, out of available cash, a total of $300,000 to the following executive officers, directors and consultants, each of whom will receive $50,000: Edward J. Gildea, Thomas R. Buchanan, John A. Walsdorf, John P. Weigold, William A. Gildea and John E. Tucker.
      We have entered into a services agreement dated May 29, 2003, as modified October 6, 2004, with one of our principal stockholders, Weston Solutions, Inc. Weston has been engaged to provide engineering and design services in connection with the construction of the Woodbridge organic waste conversation facility. The total amounts invoiced by Weston for services provided to the company were $70,000 in 2003, $434,454 in 2004, $90,888 in 2005, $0 for the nine months ended September 30, 2005 and $46,490 for the nine months ended September 30, 2006. We paid Weston $75,376 in 2003 and $80,000 in the first nine months of 2006.
      The company is renting its premises at 7A Commercial Wharf West, Boston, Massachusetts under an agreement with ECAP, LLC. The managing member of ECAP, LLC is a director and shareholder of the company and is also the brother of the company’s President and Chief Executive Officer. The rental agreement provides for rent, as agreed between the company and ECAP, LLC and for reimbursement of expenses by the company for office and other expenses. The total amounts paid by the company to ECAP, LLC for rental and reimbursement expenses were $125,500 in 2003, $42,496 in 2004, $71,711 in 2005, $40,212 for the nine months ended September 30, 2005 and $27,500 for the nine months ended September 30, 2006.
      We have executive employment agreements with Edward J. Gildea, our President and Chief Executive Officer, Thomas R. Buchanan, our Vice President and Chief Financial Officer, John A. Walsdorf, our Vice President and Chief Operating Officer, and John P. Weigold, our Vice President — Development/ Operations. Please see “Employment Agreements” for a summary of these employment agreements.
      We believe the transactions described above were made on terms at least as favorable as those generally available from unaffiliated third parties. The transactions have been ratified by a majority of the members of our Board of Directors who are independent directors. Future transactions with our officers, directors or greater than five percent stockholders will be on terms no less favorable to us than could be obtained from unaffiliated third parties, and all such transactions will be reviewed and subject to approval by our Audit Committee, which will have access, at our expense, to our or independent legal counsel.
DESCRIPTION OF SECURITIES
      Our authorized capital stock consists of 75,000,000 shares of common stock, $0.0001 par value, and 25,000,000 shares of preferred stock, $0.0001 par value. As of January 1, 2007, we had 1,333,333 shares of common stock and no shares of preferred stock outstanding. After this offering, we will have 3,426,969 shares of common stock outstanding, including shares issued to our bridge lenders. If the over-allotment option is exercised in full, we will have 3,696,969 shares outstanding.
      The following is a summary of the rights of our capital stock as provided in our Certificate of Incorporation and Bylaws, as they will be in effect upon the closing of this offering. For more detailed information, please see our Certificate of Incorporation and Bylaws, which have been filed as exhibits to the registration statement of which this prospectus is a part.
Units
      Each unit consists of one share of common stock, one redeemable Class A warrant and one non-redeemable Class B warrant, each warrant to purchase one share of common stock. The public warrants will trade only as part of a unit for 30 days following the date of this prospectus. After separation of the units, the common stock and public warrants will trade as separate securities, and trading of the units shall cease.
      At the closing of this offering, we will deliver certificates representing the units to the underwriter through the facilities of the Depository Trust Company. Thereafter, investors may request physical delivery of unit certificates at any time before the public warrants begin trading separately from the common stock included in the units. An investor also may request delivery of separate physical certificates for the public warrants and the common stock comprising the units, but we will not be obligated to make delivery of the separate certificates until after the public warrants begin trading separately from the common stock. Until the common stock and public warrants begin trading separately, investors will be unable to make separate delivery of certificates for the public warrants and common stock comprising a unit and will be unable to settle trades in those securities.
Class A Warrants
      General. The Class A warrants issued in this offering may be exercised after they become separately tradable until the expiration date, which is the fifth anniversary of the date of this prospectus. Each warrant entitles the holder to purchase one share of common stock at an exercise price of $8.25 per share, which is 150% of the public offering price of the units. This exercise price will be adjusted if specific events, summarized below, occur. A holder of warrants will not be deemed a holder of the underlying stock for any purpose until the warrant is exercised. If at their expiration date the Class A warrants are not currently exercisable, the expiration date will be extended for 30 days following notice to the holders of the warrants that the warrants are again exercisable. If we cannot honor the exercise of Class A warrants and the securities underlying the warrants are listed on a securities exchange or if there are three independent market makers for the underlying securities, we may, but are not required to, settle the warrants for a price equal to the difference between the closing price of the underlying securities and the exercise price of the warrants. Because we are not required to settle the warrants by payment of cash, and because there is a possibility that warrant holders will not be able to exercise the warrants when they are in-the-money or otherwise, there is a risk that the warrants will never be settled in shares or payment of cash. This may have an adverse effect on the demand for the warrants and the prices that can be obtained from reselling them.
      Redemption. We will have the right to redeem the Class A warrants, beginning six months after the closing of this offering, at a price of $0.25 per warrant, after providing 30 days prior written notice to the Class A warrantholders, at any time after the closing price of our common stock, as reported on Nasdaq, equals or exceeds $9.35, which is 170% of the public offering price of the units, for five consecutive trading days. We will send a written notice of redemption by first class mail to holders of the Class A warrants at their last known addresses appearing on the registration records maintained by the transfer agent. No other form of notice or publication will be required. If we call the warrants for redemption, the holders of the warrants will then have to decide whether to sell warrants, exercise them before the close of business on the business day preceding the specified redemption date or hold them for redemption.
Class B Warrants
      General. The Class B warrants issued in this offering may be exercised after they become separately tradable until the expiration date, which is the fifth anniversary of the date of this prospectus. Each Class B warrant entitles the holder to purchase one share of common stock at an exercise price of $11.00 per share, which is 200% of the public offering price of the units. This exercise price will be adjusted if specific events, summarized below, occur. A holder of warrants will not be deemed a holder of the underlying stock for any purpose until the warrant is exercised. If at their expiration date the Class B warrants are not currently exercisable, the expiration date will be extended for 30 days following notice to the holders of the warrants that the warrants are again exercisable. If we cannot honor the exercise of Class B warrants and the securities underlying the warrants are listed on a securities exchange or if there are three independent market makers for the underlying securities, we may, but are not required to, settle the warrants for a price equal to the difference between the closing price of the underlying securities and the exercise price of the warrants. Because we are not required to settle the warrants by payment of cash, and because there is a possibility that warrant holders will not be able to exercise the warrants when they are in-the-money or otherwise, there is a risk that the warrants will never be settled in shares or payment of cash. This may have an adverse effect on the demand for the warrants and the prices that can be obtained from reselling them.
      No Redemption. The Class B warrants are non-redeemable.

Provisions Applicable to the Class A and Class B Warrants
      Exercise. The holders of the warrants may exercise them only if an appropriate registration statement is then in effect. To exercise a warrant, the holder must deliver to our transfer agent the warrant certificate on or before the expiration date or the redemption date, as applicable, with the form on the reverse side of the certificate executed as indicated, accompanied by payment of the full exercise price for the number of warrants being exercised. Fractional shares of common stock will not be issued upon exercise of the warrants.
      Adjustments in Certain Events. We will make adjustments to the terms of the warrants if certain events occur. If we distribute to our stockholders additional shares of common stock through a dividend or distribution, or if we effect a stock split of our common stock, we will adjust the total number of shares of common stock purchasable on exercise of a warrant so that the holder of a warrant thereafter exercised will be entitled to receive the number of shares of common stock the holder would have owned or received after such event if the warrant holder had exercised the warrant before the event causing the adjustment. The aggregate exercise price of the warrant will remain the same in that circumstance, but the effective purchase price per share of common stock purchasable upon exercise of the warrant will be proportionately reduced because a greater number of common stock shares will then be purchasable upon exercise of the adjusted warrant. We will make equivalent changes in warrants if we effect a reverse stock split.
      In the event of a capital reorganization or reclassification of our common stock, the warrants will be adjusted so that thereafter each warrant holder will be entitled to receive upon exercise the same number and kind of securities that such holder would have received if the warrant had been exercised before the capital reorganization or reclassification of our common stock.
      If we merge or consolidate with another corporation, or if we sell our assets as an entirety or substantially as an entirety to another corporation, we will make provisions so that warrant holders will be entitled to receive upon exercise of a warrant the kind and number of securities, cash or other property that would have been received as a result of the transaction by a person who was our stockholder immediately before the transaction and who owned the same number of shares of common stock for which the warrant was exercisable immediately before the transaction. No adjustment to the warrants will be made, however, if a merger or consolidation does not result in any reclassification or change in our outstanding common stock.
Preferred Stock
      Our Board of Directors is authorized by our Certificate of Incorporation to establish classes or series of preferred stock and fix the designation, powers, preferences and rights of the shares of each such class or series and the qualifications, limitations or restrictions thereof without any further vote or action by our stockholders. Any shares of preferred stock so issued would have priority over our common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in our control without further action by our stockholders and may adversely affect the voting and other rights of the holders of our common stock. At present we have no plans to issue any additional shares of preferred stock or to adopt any new series, preferences or other classification of preferred stock.
      The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable a holder to block such a transaction. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of holders of our common stock. Although our Board of Directors is required to make any determination to issue preferred stock based on its judgment as to the best interests of our stockholders, our Board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which such stockholders might receive a premium for their stock over the then market price of such stock. Our Board presently does not intend to seek stockholder approval prior to the issuance of currently authorized stock, unless otherwise required by law or applicable stock exchange rules.

Securities Issued in Connection with Bridge Loans
      In June 2006, we completed a $1.515 million bridge loan from lenders to help us meet our working capital needs. The loans accrued interest at an annual rate of 8% until October 16, 2006 and thereafter accrue interest at 18% until paid. Under the terms of the bridge notes as amended effective October 16, 2006, the loans are due and payable on the earlier of the completion of a public offering of equity securities with gross proceeds of at least $5.0 million or January 19, 2007. At the closing of a public offering on or before January 19, 2007, bridge lenders will be entitled to receive units identical to the units being offered in this offering. Each bridge lender will be entitled to receive that number of units equal to the principal of the lender’s note divided by the initial public offering price of the units. As of February 7, 2007, we had entered into amendments of bridge notes totaling $843,000 extending the January 19, 2007 due date to March 19, 2007; we expect to enter into the same amendment of notes representing the remaining $672,000 of bridge loans prior to the closing of this offering. The amended notes also provide that, at the company’s option, each bridge lender will be entitled to receive that number of units equal to the interest that has accrued on the lender’s note from October 17, 2006 until the closing of the offering divided by the initial public offering price of the units. If a public offering with gross proceeds of at least $5.0 million is not completed by the applicable due date, then each bridge lender has the right to convert the unpaid principal into the number of shares that can be obtained by dividing the principal amount of the note by $3.00 per share plus an equal number of non-callable warrants exercisable at $3.00 per share for a period of five years.
      We will not pay principal or interest on the bridge loans until the earlier of (i) the date our subsidiary’s EBITDA exceeds 1.2 times MADS for 12 months, unless we use the proceeds from equity funding other than this offering or the proceeds of new debt that will also be subject to this restriction; (ii) the date we have raised new debt subordinated to the bonds or have raised equity other than this offering, the proceeds of which exceed the amount of principal and interest to be repaid; (iii) a date agreed to among us, HCF and the bridge lenders; (iv) the date that HCF provides us with a bank stand-by letter of credit for up to $1.665 million, which we may draw upon within 30 days after one year from the closing of this offering in an amount that exceeds the principal and interest to be paid to HCF and the bridge lenders; or (v) a date agreed to by the holder or holders of the bonds.
2006 Stock Option Plan
      Our 2006 Stock Option Plan currently authorizes the grant of up to 666,667 shares of common stock (subject to adjustment for stock splits and similar capital changes) in connection with restricted stock awards, incentive stock option grants and non-qualified stock option grants. Employees and, in the case of nonqualified stock options, directors, consultants or any affiliate are eligible to receive grants under our plans. As of January 1, 2007, there were outstanding options to purchase 643,000 shares under our Option Plan.
Authorized but Unissued Shares
      The authorized but unissued shares of common and preferred stock are available for future issuance without stockholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares could hinder or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws
      Our Certificate of Incorporation and Bylaws contain a number of provisions that could make our acquisition by means of a tender or exchange offer, a proxy contest or otherwise more difficult. These provisions are summarized below.
      Removal of Directors. Our Bylaws provide that our directors may only be removed by the affirmative vote of the shares entitled to vote at an election of directors; provided, however, that if less than the entire board of directors is to be removed, no one director may be removed if the vote cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire Board of Directors. Although our Bylaws do not give the Board the power to approve or disapprove stockholder nominations for the election of directors or of any other business stockholders desire to conduct at an annual or any other meeting, the Bylaws may have the effect of precluding a nomination for the election of directors or precluding the conduct of business at a particular annual meeting if the proper procedures are not followed, or discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control, even if the conduct of that solicitation or attempt might be beneficial to our stockholders.
      Staggered Board. Staggered terms tend to protect against sudden changes in management and may have the effect of delaying, deferring or preventing a change in our control without further action by our stockholders. Our Board of Directors is divided into three classes, with one class of directors elected at each year’s annual stockholder meeting.
      Special Meetings. Our Bylaws provide that special meetings of stockholders can be called by the President, at the request of a majority of the Board of Directors at the written request of holders of at least 50% of the shares outstanding and entitled to vote.
      Undesignated Preferred Stock. The ability to authorize undesignated preferred stock makes it possible for our Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us. The ability to issue preferred stock may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.
      Delaware Anti-Takeover Statute. We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging under certain circumstances in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	Prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder.

•	Upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer.

•	On or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.
      Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting securities. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our Board of Directors does not approve in advance. We also anticipate that Section 203 may also discourage attempted acquisitions that might result in a premium over the market price for the shares of common stock held by stockholders.
      The provisions of Delaware law, our Certificate of Incorporation and our Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Transfer Agent, Warrant Agent and Registrar
      The transfer agent and registrar for our common stock and warrant agent for the public warrants is Computershare Shareholder Services, Inc., and its wholly owned subsidiary, Computershare Trust Company, N.A., 250 Royall Street, Canton, Massachusetts 02021.

Listing
      Our units, common stock, Class A warrants and Class B warrants will be listed and traded on the Nasdaq Capital Market and the Boston Stock Exchange under the symbols COINU, COIN, COINW and COINZ, respectively.

SHARES ELIGIBLE FOR FUTURE SALE
      Prior to this offering, there has been no public market for our stock. Sales of our common stock in the public market after the restrictions lapse as described below, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.
This Offering
      Upon completion of this offering, we expect to have 3,426,969 shares of common stock outstanding. This number assumes no exercise of the underwriter’s over-allotment option, the public warrants, the underwriter’s warrants or any other outstanding options and warrants. We expect to have 3,696,969 shares of common stock outstanding if the underwriter’s over-allotment is exercised in full.
      The 1,800,000 shares of common stock issued as part of the units sold in this offering, together with the up to 3,600,000 shares issued upon exercise of the Class A warrants and Class B warrants comprising part of the units sold in this offering, will be freely tradable, except by any of our “affiliates” as defined in Rule 144 under the Securities Act, without restriction or registration under the Securities Act. After completion of this offering, we intend to register the 293,636 shares, 293,636 Class A warrants and 293,636 Class B warrants underlying the units to be issued to certain bridge lenders. All remaining shares, and all shares subject to outstanding options and warrants, were issued and sold by us in private transactions and are eligible for public sale if registered under the Securities Act or sold in accordance with Rule 144 or Rule 701 under the Securities Act. These 1,333,333 remaining shares are considered “restricted” within the meaning of Rule 144.
Restricted Stock, Lock-Up Agreements and Rule 144
      The 1,333,333 shares of restricted stock may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption from registration offered by Rule 144. The holders of these shares have agreed not to sell or otherwise dispose of any of their shares of common stock (or any securities convertible into shares of common stock) for a period of one year after completion of this offering, without the prior written consent of Paulson Investment Company, Inc., the underwriter, subject to certain limited exceptions. After the expiration of this lock-up period, or earlier with the prior written consent of Paulson Investment Company, Inc., all of the outstanding restricted shares subject to the lock-up may be sold in the public market pursuant to Rule 144.
      In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year, including a person who may be deemed to be our affiliate, may sell within any three-month period a number of shares of common stock that does not exceed a specified maximum number of shares. This maximum is equal to the greater of 1% of the then outstanding shares of our common stock or the average weekly trading volume in the common stock during the four calendar weeks immediately preceding the sale. Sales under Rule 144 are also subject to restrictions relating to manner of sale, notice and availability of current public information about us. In addition, under Rule 144(k) of the Securities Act, a person who is not our affiliate, has not been an affiliate of ours within three months prior to the sale and has beneficially owned shares for at least two years would be entitled to sell such shares immediately without regard to volume limitations, manner of sale provisions, notice or other requirements of Rule 144.
Stock Options
      As of January 1, 2007, we had granted and had outstanding stock options to purchase 643,000 shares of common stock under our Option Plan. A total of 666,667 shares of common stock currently are reserved for issuance under our Option Plan, and we intend to file a registration statement on Form S-8 to register these shares under the Securities Act. However, none of the shares registered on Form S-8 will be eligible for resale until expiration of the lock-up agreements to which they are subject.

Bridge Securities
      In June 2006, we completed a $1.515 million bridge loan from lenders to help us meet our working capital needs. The loans accrued interest at an annual rate of 8% until October 16, 2006 and thereafter accrue interest at 18% until paid. Under the terms of the bridge notes as amended effective October 16, 2006, the loans are due and payable on the earlier of the completion of a public offering of equity securities with gross proceeds of at least $5.0 million or January 19, 2007. At the closing of a public offering on or before January 19, 2007, bridge lenders will be entitled to receive units identical to the units being offered in this offering. Each bridge lender will be entitled to receive that number of units equal to the principal of the lender’s note divided by the initial public offering price of the units. As of February 7, 2007, we had entered into amendments of bridge notes totaling $843,000 extending the January 19, 2007 due date to March 19, 2007; we expect to enter into the same amendment of notes representing the remaining $672,000 of bridge loans prior to the closing of this offering. The amended notes also provide that, at the company’s option, each bridge lender will be entitled to receive that number of units equal to the interest that has accrued on the lender’s note from October 17, 2006 until the closing of the offering divided by the initial public offering price of the units. If a public offering with gross proceeds of at least $5.0 million is not completed by the applicable due date, then each bridge lender has the right to convert the unpaid principal of the lender’s note into the number of shares that can be obtained by dividing the principal amount of the note by $3.00 per share plus an equal number of non-callable warrants exercisable at $3.00 per share for a period of five years from such issuance. These warrants will have a cashless exercise feature applicable at any time after one year from the first closing when the underlying shares of common stock are not covered by an effective registration statement with a current prospectus available. We have agreed to file a registration statement with the Securities and Exchange Commission covering the resale of the units being issued to the bridge lenders within 180 days of the closing of this offering and cause it to be effective no later than 270 days after the closing.
Underwriter’s Warrants
      In connection with this offering, we have agreed to issue to the underwriter warrants to purchase 180,000 units. The underwriter’s warrants will be exercisable for units at any time beginning one year after the date of this prospectus until the fifth anniversary of the date of this prospectus. However, neither the underwriter’s warrants nor the underlying securities may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the securities by any person for a period of one year immediately following the date of effectiveness or commencement of sales of this offering, except to any member participating in the offering and the officers or partners thereof, and only if all securities so transferred remain subject to the one-year lock-up restriction for the remainder of the lock-up period. We have agreed to file one registration statement to register the securities underlying the underwriter’s warrants during the period commencing on the first anniversary of the effective date of the offering and ending on the fifth anniversary of the effective date of the offering. The common stock and public warrants issued to the underwriter upon exercise of these underwriter’s warrants will be freely tradable.

UNDERWRITING
      Paulson Investment Company, Inc. is the underwriter of this offering. We and the underwriter have entered into an underwriting agreement with respect to the units being offered. In connection with this offering and subject to the terms and conditions of the underwriting agreement, the underwriter named below has agreed to purchase, and we have agreed to sell, the number of units set forth opposite its name.

Underwriter	Number of Units

Paulson Investment Company, Inc.	1,800,000

Total	1,800,000

      The underwriting agreement provides that the underwriter is obligated to purchase all of the units offered by this prospectus, other than those covered by the over-allotment option, if any units are purchased. The underwriter is offering the units when, as and if issued to and accepted by it, subject to a number of conditions, including:

•	the closing of the concurrent bond issue of the New Jersey Economic Development Authority;

•	receipt by the underwriter of an auditor’s letter and officer’s certificate;

•	no stop order suspending the effectiveness of the registration statement in effect and no proceedings for such purpose instituted or threatened;

•	approval of legal matters by counsel for the underwriter, including the validity of the shares; and

•	the underwriter’s right to reject orders in whole or in part.
      The underwriter has advised us that it proposes to offer our units to the public initially at the offering price set forth on the cover page of this prospectus and to selected dealers at that price less a concession of not more than $0.22 per unit. The underwriter and selected dealers may reallow a concession to other dealers, including the underwriter, of not more than $0.10 per unit. After completion of the public offering of the units, the offering price, the concessions to selected dealers and the reallowance to their dealers may be changed by the underwriter.
      The underwriter has informed us that it does not expect to confirm sales of our units offered by this prospectus on a discretionary basis.
      We have been advised by the underwriter that it intends to make a market in our securities but that it is not obligated to do so and may discontinue making a market at any time without notice.
      In connection with the offering, the underwriter or certain of the securities dealers may distribute prospectuses electronically.
Over-allotment Option
      Pursuant to the underwriting agreement, we have granted the underwriter an option, exercisable for 45 days from the date of this prospectus, to purchase up to an additional 270,000 units on the same terms as the other units being purchased by the underwriter from us. The underwriter may exercise the option solely to cover over-allotments, if any, in the sale of the units that the underwriter has agreed to purchase. If the over-allotment option is exercised in full, the total public offering price, underwriting discount and proceeds to us before offering expenses will be $11,385,000, $796,950 and $10,588,050, respectively.
Stabilization
      The rules of the SEC generally prohibit the underwriter from trading in our securities on the open market during this offering. However, the underwriter is allowed to engage in some open market transactions and other activities during this offering that may cause the market price of our securities to be above or below that which would otherwise prevail in the open market. These activities may include stabilization, short sales and over-allotments, syndicate covering transactions and penalty bids.

•	Stabilizing transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.

•	Short sales and over-allotments occur when the underwriter, on behalf of the underwriting syndicate, sells more of our units than it purchases from us in this offering. In order to cover the resulting short position, the underwriter may exercise the over-allotment option described above or may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The underwriter will make available a prospectus in connection with any such short sales. Purchasers of units sold short by the underwriter are entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement.

•	Syndicate covering transactions are bids for or purchases of our securities on the open market by the underwriter in order to reduce a short position incurred by the underwriter.

•	Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the units originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions.
      If the underwriter commences these activities, it may discontinue them at any time without notice. The underwriter may carry out these transactions on the Nasdaq Capital Market, the Boston Stock Exchange or otherwise.
Indemnification
      The underwriting agreement provides for indemnification between us and the underwriter against specified liabilities, including liabilities under the Securities Act, and for contribution by us and the underwriter to payments that may be required to be made with respect to those liabilities. We have been advised that, in the opinion of the SEC, indemnification for liabilities under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.
Underwriters’ Compensation
      We have agreed to sell the units to the underwriter at the initial offering price of $5.115 per unit, which represents the initial public offering price of the units set forth on the cover page of this prospectus less the 7% underwriting discount. The underwriting agreement also provides that Paulson Investment Company, Inc. will be paid a non-accountable expense allowance equal to 3% of the gross proceeds from the sale of the units offered by this prospectus, excluding any units purchased on exercise of the over-allotment option. We have paid Paulson Investment Company, Inc. a $35,000 advance against the non-accountable expense allowance which, if the offering is terminated, will be returned to us to the extent it is not applied to expenses actually incurred by the underwriter.
      On completion of this offering, we will issue to the underwriter warrants to purchase up to 180,000 units at a price of per unit equal to 120% of the initial offering price of the units. The underwriter’s warrants will be exercisable for units at any time beginning one year after the date of this prospectus, and will expire on the fifth anniversary of the date of this prospectus. However, neither the underwriter’s warrants nor the underlying securities may be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities by any person for a period of one year immediately following the date of effectiveness or commencement of sales of the offering, except to any member participating in the offering and the officers or partners thereof, and only if all securities so transferred remain subject to the one year lock-up restriction for the remainder of the lock-up period.

      The holder of these warrants will have, in that capacity, no voting, dividend or other stockholder rights. Any profit realized on the sale of the units issuable upon exercise of these warrants may be deemed to be additional underwriting compensation. The securities underlying these warrants are being registered pursuant to the registration statement of which this prospectus is a part. During the term of these warrants, the holder thereof is given the opportunity to profit from a rise in the market price of our common stock. We may find it more difficult to raise additional equity capital while these warrants are outstanding. At any time at which these warrants are likely to be exercised, we may be able to obtain additional equity capital on more favorable terms.
      The following table summarizes the underwriting discount and the non-accountable expense allowance we will pay to the underwriter. These amounts are shown assuming both no exercise and full exercise of the underwriter’s over-allotment option.

	Total

		Without Over-	With Over-
	Per Unit	Allotment	Allotment

Underwriting discount	$0.385	$693,000	$796,950
Non-accountable expense allowance	0.165	297,000	297,000
Lock-Up Agreements
      Our officers, directors and all stockholders (including holders of securities convertible into common stock) have agreed that for a period of one year from the date this registration statement becomes effective they will not sell, contract to sell, grant any option for the sale or otherwise dispose of any of our equity securities, or any securities convertible into or exercisable or exchangeable for our equity securities, other than through existing Rule 10b5-1 trading plans, intra-family transfers or transfers to trusts for estate planning purposes, without the consent of Paulson Investment Company, Inc. which consent will not be unreasonably withheld. Paulson Investment Company, Inc. may consent to an early release from the one-year lock-up period if, in its opinion, the market for the common stock would not be adversely affected by sales and in cases of an officer, director or other stockholder’s financial emergency. We are unaware of any officer, director or current stockholder who intends to ask for consent to dispose of any of our equity securities during the lock-up period.
Determination of Offering Price
      The public offering price of the units offered by this prospectus and the exercise price of the public warrants have been determined by negotiation between us and the underwriter. Among the factors considered in determining the public offering price of the units and the exercise price of the warrants were:

•	our history and our prospects;

•	the industry in which we operate;

•	the status and development prospects for our proposed products;

•	the previous experience of our executive officers; and

•	the general condition of the securities markets at the time of this offering.
      The offering price stated on the cover page of this prospectus should not be considered an indication of the actual value of the units. That price is subject to change as a result of market conditions and other factors, and we cannot assure you that the units, or the common stock and warrants contained in the units, can be resold at or above the initial public offering price.
LEGAL MATTERS
      Holland & Knight LLP, Portland, Oregon will pass upon the validity of the common stock offered by this prospectus on our behalf. The underwriter has been represented by Tonkon Torp LLP, Portland, Oregon.

EXPERTS
      Our financial statements for the period ended December 31, 2003 and the years ended December 31, 2004 and 2005 included in this prospectus have been audited by Carlin, Charron & Rosen, LLP, independent registered public accountants, to the extent set forth in their report, and are set forth in this prospectus in reliance upon such report given upon the authority of them as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
      In connection with the units offered by this prospectus, we have filed a registration statement on Form SB-2 under the Securities Act with the SEC. This prospectus, filed as part of the registration statement, does not contain all of the information included in the registration statement and the accompanying exhibits and schedules. For further information with respect to our units, shares and warrants, and us you should refer to the registration statement and the accompanying exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract or any other document are not necessarily complete, and you should refer to the copy of the contract or other document filed as an exhibit to the registration statement. You may inspect a copy of the registration statement and the accompanying exhibits and schedules without charge at the SEC’s public reference facility, 100 F Street, N.E., Washington, D.C. 20549, and you may obtain copies of all or any part of the registration statement from this office for a fee. You may obtain information on the operation of the public reference facility by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically. The address of the site is http://www.sec.gov.
      You should rely only on the information contained in this prospectus and in any free writing prospectus that states that it has been provided with our approval. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Information contained on our website does not constitute a part of this prospectus. The information in this prospectus may only be accurate as of the date appearing on the cover page of this prospectus, regardless of the time this prospectus is delivered or our units are sold.
      We are not, and the underwriter is not, making an offer to sell the units in any jurisdiction where the offer or sale is not permitted. No action is being taken in any jurisdiction outside the United States to permit a public offering of our securities or the possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside of the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable in that jurisdiction.
      We own no registered trademarks. Brand names or trademarks appearing in this prospectus are the property of their respective owners.

CONVERTED ORGANICS INC.
(A DEVELOPMENT STAGE COMPANY)
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2
CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheets, December 31, 2003 (Audited), December 31, 2004 (Audited), December 31, 2005 (Audited), and September 30, 2006 (Unaudited)	F-3

 Consolidated Statements of Operations, May 2, 2003 (inception) through December 31, 2003 (Audited), January 1, 2004 through December 31, 2004 (Audited), January 1, 2005 through December 31, 2005 (Audited), May 2, 2003 (inception) through December 31, 2005 (Audited), January 1, 2005 through September 30, 2005 (Unaudited), January 1, 2006 through September 30, 2006 (Unaudited), and May 2, 2003 (inception) through September 30, 2006 (Unaudited)
F-4

 Consolidated Statements of Changes in Owners’ Equity (Deficiency), May 2, 2003 (inception) through December 31, 2003 (Audited), January 1, 2004 through December 31, 2004 (Audited), January 1, 2005 through December 31, 2005 (Audited), and January 1, 2006 through September 30, 2006 (Unaudited)
F-5

 Consolidated Statements of Cash Flows, May 2, 2003 (inception) through December 31, 2003 (Audited), January 1, 2004 through December 31, 2004 (Audited), January 1, 2005 through December 31, 2005 (Audited), May 2, 2003 (inception) through December 31, 2005 (Audited), January 1, 2005 through September 30, 2005 (Unaudited), January 1, 2006 through September 30, 2006 (Unaudited), and May 2, 2003 (inception) through September 30, 2006 (Unaudited)
F-6
Notes to Consolidated Financial Statements	F-8

CONVERTED ORGANICS INC.
(A DEVELOPMENT STAGE COMPANY)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and Board of Directors of
Converted Organics Inc.
      We have audited the accompanying consolidated balance sheets of Converted Organics Inc. (a development stage company) as of December 31, 2003, December 31, 2004, and December 31, 2005 and the related consolidated statements of operations, changes in owners’ equity (deficiency) and cash flows for the periods from May 2, 2003 (inception) through December 31, 2003, January 1, 2004 through December 31, 2004, January 1, 2005 through December 31, 2005, and cumulative from May 2, 2003 (inception) through December 31, 2005. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Converted Organics Inc. (a development stage company) as of December 31, 2003, December 31, 2004, and December 31, 2005, and the results of its operations and its cash flows for the periods from May 2, 2003 (inception) through December 31, 2003, January 1, 2004 through December 31, 2004, January 1, 2005 through December 31, 2005, and cumulative from May 2, 2003 (inception) through December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.
      The accompanying consolidated financial statements have been prepared assuming that the company will continue as a going concern. As shown in the accompanying consolidated financial statements, the company has a working capital deficiency of $845,162 as of December 31, 2005, has not earned any revenues, and has incurred a net loss since its inception totaling $2,563,652 through December 31, 2005. These factors raise substantial doubt about the company’s ability to continue as a going concern. Management’s plans regarding these matters are described in Note 1. These consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty.
/s/ Carlin, Charron & Rosen, LLP
Glastonbury, Connecticut
June 2, 2006, except for Note 10, as to which the date is June 15, 2006

CONVERTED ORGANICS INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,	December 31,	September 30,
	2003	2004	2005	2006

	(Audited)	(Audited)	(Audited)	(Unaudited)
ASSETS

CURRENT ASSETS
Cash	$75,403	$7,366	$371	$27,940
Prepaid rent	—	—	—	35,000
Prepaid insurance	—	—	—	20,625
Deferred financing and issuance costs, net	—	—	64,110	316,294

Total current assets	75,403	7,366	64,481	399,859

OTHER ASSETS
Other — security deposit	—	—	—	65,000
Intangible asset — license	660,000	660,000	660,000	660,000
Less: accumulated amortization	(8,250)	(24,750)	(41,250)	(53,625)

	651,750	635,250	618,750	671,375

Total assets	$727,153	$642,616	$683,231	$1,071,234

LIABILITIES AND OWNERS’ EQUITY (DEFICIENCY)

LIABILITIES
Accounts payable and other accrued expenses	$23,063	$151,829	$324,843	$481,357
Accrued compensation — officers, directors and consultants	—	—	—	300,000
Accrued legal fees	—	—	29,110	48,755
Accrued interest	—	10,518	55,690	70,608
Term notes payable	—	250,000	500,000	500,000
Bridge loan payable, net of discount	—	—	—	1,441,358

Total current liabilities	23,063	412,347	909,643	2,842,078

OWNERS’ EQUITY (DEFICIENCY)
Preferred stock, $.0001 par value, authorized
25,000,000 shares; no shares issued and outstanding	—	—	—	—
Common stock, $.0001 par value, authorized
75,000,000 shares	—	—	—	133
Additional paid-in capital	—	—	—	4,113,385
Members’ equity	2,092,040	2,165,240	2,337,240	—
Deficit accumulated during the development stage	(1,387,950)	(1,934,971)	(2,563,652)	(5,884,362)

Total owners’ equity (deficiency)	704,090	230,269	(226,412)	(1,770,844)

Total liabilities and owners’ equity (deficiency)	$727,153	$642,616	$683,231	$1,071,234

The accompanying notes are an integral part of these consolidated financial statements.

CONVERTED ORGANICS INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF OPERATIONS

				Cumulative			Cumulative
				from			from
	May 2, 2003			May 2, 2003			May 2, 2003
	(Inception)	January 1,	January 1,	(Inception)	January 1,	January 1,	(Inception)
	through	2004 through	2005 through	through	2005 through	2006 through	through
	December 31,	December 31,	December 31,	December 31,	September 30,	September 30,	September 30,
	2003	2004	2005	2005	2005	2006	2006

	(Audited)	(Audited)	(Audited)	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)
REVENUES	$—	$—	$—	$—	$—	$—	$—

COSTS AND EXPENSES
Research and development costs	964,975	377,239	154,598	1,496,812	142,893	170,337	1,667,149
General and administrative expenses	414,725	142,764	394,411	951,900	243,370	2,256,052	3,207,952
Amortization of intangible asset — license	8,250	16,500	16,500	41,250	12,375	12,375	53,625
Amortization of deferred financing fees	—	—	—	—	—	73,599	73,599
Interest expense	—	10,518	50,172	60,690	26,803	798,547	859,237
Bad debt expense	—	—	13,000	13,000	9,800	9,800	22,800

	1,387,950	547,021	628,681	2,563,652	435,241	3,320,710	5,884,362

Loss before provision for income taxes	(1,387,950)	(547,021)	(628,681)	(2,563,652)	(435,241)	(3,320,710)	(5,884,362)
PROVISION FOR INCOME TAXES	—	—	—	—	—	—	—

Net loss	$(1,387,950)	$(547,021)	$(628,681)	$(2,563,652)	$(435,241)	$(3,320,710)	$(5,884,362)

The accompanying notes are an integral part of these consolidated financial statements.

CONVERTED ORGANICS INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF CHANGES IN OWNERS’ EQUITY (DEFICIENCY)

	Common Stock
			Additional	Deficit Accumulated
	Shares Issued		Paid-In	During the	Members’	Total Owners’
	and Outstanding	Amount	Capital	Development Stage	Equity	Equity(Deficiency)

Balance, May 2, 2003 (Inception)	—	$—	$—	$—	$—	$—
Members’ contributions	—	—	—	—	2,099,500	2,099,500
Members’ distributions	—	—	—	—	(7,460)	(7,460)
Net loss	—	—	—	(1,387,950)	—	(1,387,950)

Balance, December 31, 2003 (Audited)	—	—	—	(1,387,950)	2,092,040	704,090
Members’ contributions	—	—	—	—	73,200	73,200
Net loss	—	—	—	(547,021)	—	(547,021)

Balance, December 31, 2004 (Audited)	—	—	—	(1,934,971)	2,165,240	230,269
Members’ contributions	—	—	—	—	172,000	172,000
Net loss	—	—	—	(628,681)	—	(628,681)

Balance, December 31, 2005 (Audited)	—	—	—	(2,563,652)	2,337,240	(226,412)
Recapitalization of members’ equity (Unaudited)	600,000	60	2,337,180	—	(2,337,240)	—
Issuance of common stock to founders (Unaudited)	733,333	73	—	—	—	73
Stock options issued as compensation (Unaudited)	—	—	1,018,705	—	—	1,018,705
Bridge loan rights (Unaudited)	—	—	757,500	—	—	757,500
Net loss (Unaudited)	—	—	—	(3,320,710)	—	(3,320,710)

Balance, September 30, 2006 (Unaudited)	1,333,333	$133	$4,113,385	$(5,884,362)	$—	$(1,770,844)

The accompanying notes are an integral part of these consolidated financial statements.

CONVERTED ORGANICS INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF CASH FLOWS

				Cumulative			Cumulative
				from			from
	May 2, 2003	January 1,	January 1,	May 2, 2003	January 1,	January 1,	May 2, 2003
	(Inception)	2004	2005	(Inception)	2005	2006	(Inception)
	through	through	through	through	through	through	through
	December 31,	December 31,	December 31,	December 31,	September 30,	September 30,	September 30,
	2003	2004	2005	2005	2005	2006	2006

	(Audited)	(Audited)	(Audited)	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,387,950)	$(547,021)	$(628,681)	$(2,563,652)	$(435,241)	$(3,320,710)	$(5,884,362)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of intangible asset — license	8,250	16,500	16,500	41,250	12,375	12,375	53,625
Amortization of deferred financing fees	—	—	—	—	—	73,599	73,599
Amortization of discount on bridge loan	—	—	—	—	—	683,858	683,858
Stock option compensation expense	—	—	—	—	—	1,018,705	1,018,705
Compensation expense pursuant to common stock issued to founders at incorporation	—	—	—	—	—	73	73
Changes in assets and liabilities:
(Increase) decrease in:
Prepaid expenses and other assets	—	—	—	—	—	(100,000)	(100,000)
Prepaid insurance	—	—	—	—	—	(20,625)	(20,625)
Increase (decrease) in:
Accounts payable and other accrued expenses	23,063	128,766	173,014	324,843	134,579	176,159	501,002
Accrued compensation — officers, directors and consultants	—	—	—	—	—	300,000	300,000
Accrued interest	—	10,518	45,172	55,690	26,803	14,918	70,608

Net cash used in operating activities	(1,356,637)	(391,237)	(393,995)	(2,141,869)	(261,484)	(1,161,648)	(3,303,517)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of license	(660,000)	—	—	(660,000)	—	—	(660,000)

Net cash used in investing activities	(660,000)	—	—	(660,000)	—	—	(660,000)

The accompanying notes are an integral part of these consolidated financial statements.

CONVERTED ORGANICS INC.
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

				Cumulative			Cumulative
	May 2, 2003			from Inception			from Inception
	(Inception)	January 1,	January 1,	(May 2, 2003)	January 1,	January 1,	(May 2, 2003)
	through	2004 through	2005 through	through	2005 through	2006 through	through
	December 31,	December 31,	December 31,	December 31,	September 30,	September 30,	September 30,
	2003	2004	2005	2005	2005	2006	2006

	(Audited)	(Audited)	(Audited)	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES
Members’ contributions	2,099,500	73,200	172,000	2,344,700	172,000	—	2,344,700
Proceeds from term notes payable	—	250,000	250,000	500,000	250,000	—	500,000
Proceeds from bridge loan, net	—	—	—	—	—	1,434,250	1,434,250
Members’ distributions	(7,460)	—	—	(7,460)	—	—	(7,460)
Payments made for deferred issuance costs	—	—	(35,000)	(35,000)	—	(245,033)	(280,033)

Net cash provided by financing activities	2,092,040	323,200	387,000	2,802,240	422,000	1,189,217	3,991,457

NET INCREASE (DECREASE) IN CASH	75,403	(68,037)	(6,995)	371	160,516	27,569	$27,940
CASH, beginning of period	—	75,403	7,366	—	7,366	371	—

CASH, end of period	$75,403	$7,366	$371	$371	$167,882	$27,940	$27,940

NON-CASH FINANCING ACTIVITIES:
Deferred legal fees	—	—	$29,110	$29,110	$—	$245,033	$274,143
Discount — bridge equity notes	—	—	—	—	—	757,500	757,500
The accompanying notes are an integral part of these consolidated financial statements.

CONVERTED ORGANICS INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES
     NATURE OF OPERATIONS
      Converted Organics Inc. (a development stage company) (the “company”) is seeking to use organic waste as a feedstock to manufacture, sell and distribute all-natural soil amendment products combining disease suppression and nutrition characteristics. Converted Organics of Woodbridge, LLC (“Woodbridge”), a New Jersey limited liability company and wholly owned subsidiary of the company, was formed for the purpose of owning constructing and operating the Woodbridge, New Jersey facility. Woodbridge has had no assets, liabilities or operations to date.
      The company was incorporated in the State of Delaware on January 4, 2006. On February 21, 2006, the company merged with Mining Organics Management LLC (“MOM”) and Mining Organics Harlem River Rail Yard LLC (“HRRY”). As discussed in Note 6, the mergers were accounted for as a recapitalization. MOM and HRRY had been previously organized as Massachusetts limited liability companies on May 2, 2003 and July 29, 2003, respectively. The members of MOM included a limited liability company, the managing member of which is the company’s current director William A. Gildea, another limited liability company, the sole member of which is consultant John E. Tucker, and the company’s current Chief Financial Officer Thomas R. Buchanan. Weston Solutions, Inc. and MOM were equal members of HRRY. Each of MOM and HRRY was formed to promote the principal business objective of Converted Organics Inc. — that is, to implement licensed technology to facilitate the conversion of organic food waste into solid and liquid fertilizer products. MOM was originally intended to be the principal operating entity, and HRRY was a location-specific entity that was formed to develop business opportunities in New York. Thereafter, to consolidate the various related entities, Converted Organics Inc. was formed and each of HRRY and MOM was merged into it. As a result, the historical financial results of MOM and HRRY have been reflected in the company’s consolidated financial statements. As a result of the merger of Converted Organics Inc. and HRRY, each of the members of HRRY received 300,000 shares of Converted Organics Inc. common stock. MOM subsequently distributed the 300,000 shares that it received as a result of the merger to its members; as a result, Mr. William Gildea and Mr. Tucker each received 135,000 shares of Converted Organics common stock and Mr. Buchanan received 30,000 shares. No shares of Converted Organics Inc. common stock were issued in connection with the merger between Converted Organics Inc. and MOM because MOM did not contribute any value as of the date of the merger.
     DEVELOPMENT STAGE COMPANY
      The company is considered a development stage company as defined by Statement of Financial Accounting Standards (SFAS) No. 7, as it has no principal operations or revenue from any source. Operations from the company’s inception have been devoted primarily to strategic planning, raising capital and developing revenue-generating opportunities.
     GOING CONCERN/ MANAGEMENT’S PLAN
      The accompanying consolidated financial statements have been prepared assuming that the company will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. As shown in the accompanying consolidated financial statements, the company has a working capital deficiency of $845,162 and $2,442,219 as of December 31, 2005 (Audited) and September 30, 2006 (Unaudited), respectively, has not earned any revenues, and has incurred a net loss since its inception totaling $2,563,652 and $5,884,362 as of December 31, 2005 (Audited) and September 30, 2006 (Unaudited), respectively. These factors raise substantial doubt about the company’s ability to continue as a going concern. These consolidated financial statements do not include adjustments that might result from the outcome of this uncertainty.

CONVERTED ORGANICS INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The company is contemplating an initial public offering of 2,000,000 units. Each unit consists of one share of common stock, one redeemable Class A warrant and one non-redeemable Class B warrant, each warrant to purchase one share of common stock. A portion of the contemplated initial public offering, together with the proceeds of an approximately $17.5 million solid waste revenue bond offering that is expected to close simultaneously with the closing of this offering, will be used principally to develop and construct a facility in Woodbridge, New Jersey that will convert organic food waste into soil amendment products. The company expects this facility to be operational approximately one year from the date of the closing of these contemplated offerings.
      The company’s revenues are expected to come from two sources: tip fees and product sales. Waste haulers will pay the company “tip” fees for accepting food waste generated by food distributors such as grocery stores, produce docks and fish markets, food processors, and hospitality venues such as hotels, restaurants, convention centers and airports. Revenue will also come from the sale of the company’s fertilizer products. The company’s products will possess a combination of nutritional, disease suppression and soil amendment characteristics. The company’s initial facility is designed to service the New York-Northern New Jersey metropolitan area.
     USE OF ESTIMATES
      The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements. Actual results could differ from those estimates.
     UNAUDITED INTERIM FINANCIAL INFORMATION
      The accompanying interim financial information as of September 30, 2006 and for the nine month periods ended September 30, 2006 and 2005 and the period from inception (May 2, 2003) through September 30, 2006 was taken from the company’s books and records without audit. However, in the opinion of management, such information includes all adjustments (consisting only of normal recurring accruals) which are necessary to properly reflect the financial position of the company as of September 30, 2006 and the results of operation for the nine month periods ended September 30, 2006 and 2005 and the period from inception (May 2, 2003) through September 30, 2006. The results of operations for the nine months ended September 30, 2006 are not necessarily indicative of those to be expected for the year ended December 31, 2006.
     CASH AND CASH EQUIVALENTS
      The company considers financial instruments with a maturity date of three months or less from the date of purchase to be cash equivalents. The company had no cash equivalents at December 31, 2003 (Audited), December 31, 2004 (Audited), December 31, 2005 (Audited) and September 30, 2006 (Unaudited).
     RESEARCH AND DEVELOPMENT COSTS
      Research and development costs include the costs of engineering, design, feasibility studies, outside services, personnel and other costs incurred in development of the company’s manufacturing facilities. All such costs are charged to expense as incurred.

CONVERTED ORGANICS INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     INCOME TAXES
      The company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Deferred tax liabilities and assets are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Differences between the financial statement and tax bases of assets, liabilities, and other transactions did not result in a provision for current or deferred income taxes for the periods from January 4, 2006 through September 30, 2006 (Unaudited).
      No provision for federal or state income taxes is recognized for MOM and HRRY as those entities are limited liability companies. As such, taxable income, losses, deductions and credits pass through to the members to be reported on their tax returns.
     RECENT ACCOUNTING PRONOUNCEMENTS
      In February 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 155, “Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140.” In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections — a replacement of APB opinion No. 20 and FASB Statement No 3.” In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment.” In December 2004, the FASB issued SFAS No. 153, “Exchange of Non-monetary Assets, an Amendment of APB Opinion No 29.” In December 2004, the FASB issued SFAS No. 152, “Accounting for Real Estate Time-Sharing Transactions — an amendment of APB opinion No. 29.” The company is not significantly impacted by these statements and does not expect their implementation to have a material impact on the company’s consolidated financial statements.
NOTE 2 — FAIR VALUE OF FINANCIAL INSTRUMENTS
     CONCENTRATIONS OF CREDIT RISK
      The company’s financial instrument that is exposed to a concentration of credit risk is cash. The company places its cash with a high credit quality institution. At December 31, 2005 (Audited), the company’s cash balance on deposit did not exceed federal depository insurance limits. At September 30, 2006 (Unaudited), the company’s cash balance on deposit did not exceed federal depository insurance limits.
     FAIR VALUE OF FINANCIAL INSTRUMENTS
      Statement of Financial Accounting Standards (SFAS) No. 107, Fair Value of Financial Instruments, requires disclosure of the fair value of financial instruments for which the determination of fair value is practicable. SFAS No. 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amount of the company’s financial instruments consisting of cash, accounts payable, and accrued expenses approximate their fair value because of the short maturity of those instruments. The fair value of the term notes payable was estimated by discounting the future cash flows using current rates offered by lenders for similar borrowings with similar credit ratings. The fair value of term notes payable approximated their carrying value. The company’s financial instruments are held for other than trading purposes.
NOTE 3 — DEFERRED FINANCING AND ISSUANCE COSTS, NET
      In October 2005, the company capitalized prepaid financing costs in the amount of $35,000 that were paid to an underwriter in anticipation of a proposed public offering and has capitalized legal costs totaling

CONVERTED ORGANICS INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
$29,110 and $274,143 at December 31, 2005 (Audited), and September 30, 2006 (Unaudited), respectively, in anticipation of a proposed public offering (see Note 1).
      The company also paid $80,750 in financing and broker fees during 2006 in connection with its bridge financing. The deferred financing and broker fees are being amortized over the life of the bridge loan (Note 5). Amortization of deferred financing fees totaled $73,599 for the nine months ended September 30, 2006 (Unaudited).
NOTE 4 — INTANGIBLE ASSET — LICENSE
      Pursuant to a license agreement with an effective date of July 15, 2003 and amended effective February 9, 2006, the company entered into an exclusive license to use its enhanced Autogenous Thermophylic Aerobic Digestion process (EATAD) technology for the design, construction and operation of facilities for the conversation of organic waste into solid and liquid organic material. The license is stated at cost. Amortization is provided using the straight-line method over the life of the license. Amortization expense for the periods from May 2, 2003 (inception) through December 31, 2003 (Audited), January 1, 2004 through December 31, 2004 (Audited), January 1, 2005 through December 31, 2005 (Audited), January 1, 2005 through September 30, 2005 (Unaudited) and January 1, 2006 through September 30, 2006 (Unaudited) was $8,250, $16,500, $16,500, $12,375 and $12,375, respectively. The company expects the license’s annual amortization expense to be $16,500 until fully amortized at the end of the 40 year license period.
      Intangible assets are reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. An impairment charge is recognized if a reporting unit’s intangible asset carrying amount exceeds its implied fair value.
NOTE 5 — DEBT
     TERM NOTES
      The company has two term notes payable: (1) unsecured term note dated August 27, 2004 in the amount of $250,000 due on demand (with a stated maturity date of September 30, 2006 — also see Note 12), plus accrued interest at 12%, and (2) unsecured term note dated September 6, 2005 in the amount of $250,000 due on demand (with a stated maturity date of September 15, 2006 — also see Note 12), plus accrued interest at 15%.
      A schedule of outstanding principal amounts of the term notes is as follows:

	December 31,	December 31,	December 31,	September 30,
	2003	2004	2005	2006

	(Audited)	(Audited)	(Audited)	(Unaudited)
Term note dated August 27, 2004	$—	$250,000	$250,000	$250,000
Term note dated September 6, 2005	—	250,000	250,000	250,000

	—	250,000	500,000	500,000
Less: current portion	—	(250,000)	(500,000)	(500,000)

	$—	$—	$—	$—

     BRIDGE FINANCING
      On March 2, 2006, the company completed a $500,000 bridge loan (“Bridge Financing”) from lenders (“Bridge Noteholders”) to help meet the company’s working capital needs. The loans (“Bridge Loans”) accrue interest at an annual rate of 8%, which is payable in arrears quarterly, and are due and payable on the

CONVERTED ORGANICS INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
earlier of October 16, 2006 (also see Note 12) or the completion of a public offering of equity securities (“Qualified Public Offering”). If a Qualified Public Offering is not completed by October 16, 2006, the company shall issue to the Bridge Noteholders alternative bridge equity units consisting of that number of shares of common stock of the company as shall equal the principal amount of the bridge notes divided by $3.00 plus an equal number of non-callable warrants exercisable at $3.00 per share for a period of five years from such issuance, and which have a cashless exercise feature applicable at any time after one year from the first closing when the underlying shares of common stock are not covered by an effective registration statement with a current prospectus available. The placement agent for the Bridge Financing received a commission equal to 5% of the gross proceeds from the Bridge Financing. The company received the $500,000 Bridge Financing net of the commission to the placement agent of $25,000. The company has classified this cost as deferred financing costs.
      In April, May and June 2006, the company received additional proceeds totaling $1,015,000 (net of a $50,750 commission to the placement agent) from a series of promissory notes issued under the terms of the Financing Terms Agreement dated March 2, 2006.
      In connection with the Bridge Loans, the company issued bridge notes (“Bridge Notes”) and securities of the company (“Bridge Equity Units”) to the Bridge Noteholders. If a Qualified Public Offering occurs before October 16, 2006, the Bridge Noteholders will be entitled to receive Bridge Equity Units consisting of securities identical in form to the securities being offered in the Qualified Public Offering. Each Bridge Noteholder will be entitled to receive Bridge Equity Units equal to the principal of the Bridge Noteholder’s bridge loan divided by the initial public offering price of the securities comprising the Bridge Equity Unit.
      The Bridge Loans and the Bridge Equity Units were allocated for accounting purposes based on the relative fair values at the time of issuance of (i) the Bridge Loans without the Bridge Equity Units and (ii) the Bridge Equity Units themselves. The fair value of the Bridge Loans and the Bridge Equity Units was computed at $1,515,000 (Unaudited) each, for a total value of $3,030,000 (Unaudited). The $1,515,000 fair value of the Bridge Equity Units was computed as follows: in June 2006, the company completed a $1,515,000 bridge loan from lenders. At the closing of a public offering on or before October 16, 2006, bridge lenders will be entitled to receive units identical to the units being offered in the company’s initial public offering. Each bridge lender will be entitled to receive that number of units equal to the principal of the lender’s note divided by the initial public offering price. Stated differently, upon closing of an initial public offering on or before October 16, 2006, the company will be obligated to issue to the bridge lenders a number of units with a market value of $1,515,000. Since they were of equal value, the $1,515,000 of cash proceeds was allocated 50% to the Bridge Loans and 50% to the Bridge Equity Units. The Bridge Equity Units of $757,500 were accounted for as paid-in capital (Unaudited). The Bridge Loans of $1,515,000 are reflected on the balance sheet net of the $757,500 discount on the Bridge Loans (Unaudited). The discount for the Bridge Equity Units ($757,500) is being amortized into interest expense over the life of the Bridge Loans. For the nine months ended September 30, 2006 (Unaudited), the company recorded $683,858 in interest expense related to this discount.
      The company has not yet issued any Bridge Equity Units. The future issuance of any Bridge Equity Units would not serve as an exchange for the Bridge Loans or Bridge Notes, and would be incremental to those securities.
     BOND FINANCING (unaudited)
      In 2006, the company entered into a non-binding letter of intent to place an offering of approximately $17.5 million of tax exempt New Jersey Economic Development Authority Solid Waste Revenue Bonds. The proceeds of these bonds are to be used to fund the construction and equipping of an approximately

CONVERTED ORGANICS INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
60,000 square foot plant for the production of agricultural supplements to be located in Woodbridge, New Jersey.
NOTE 6 — OWNERS’ EQUITY (DEFICIT)
      The company is authorized to issue 75,000,000 shares of $0.0001 par value common stock. Of the authorized shares, 733,333 of the authorized shares were issued to the founders of the company (“founders’ shares”) on January 13, 2006 (Unaudited). The company did not receive any consideration for the founders’ shares. Because the company had a negative estimated value on January 13, 2006, the company recognized compensation expense at par value totaling $73 in connection with the issuance of the founders’ shares as par value represents the statutory minimum share value in the state of Delaware.
      On February 21, 2006 (Unaudited), the company merged with MOM and HRRY. At that time, MOM was a fifty-percent owner of HRRY. The mergers were accounted for as a recapitalization of the company. As a result of the recapitalization, 600,000 shares were issued to the members of HRRY, with 300,000 shares distributed to Weston Solutions, Inc. and 300,000 shares distributed among the individual members of MOM, each of whom was a founder of the company.
NOTE 7 — INCOME TAXES
      At September 30, 2006 (Unaudited), the company had start-up costs of approximately $3,000,000 (Unaudited) that may be offset against future taxable income, if any, ratably through 2026.
      The company has fully reserved the approximate $1,200,000 (Unaudited) tax benefit of these costs by a valuation allowance of the same amount, because the likelihood of realization of the tax benefit cannot be determined.
      There is no current or deferred tax provision for the period from January 4, 2006 to September 30, 2006 (Unaudited). No provision for federal or state income taxes is recognized for MOM and HRRY as those entities are limited liability companies. As such, taxable income, losses, deductions and credits pass through to the members to be reported on their tax returns.
NOTE 8 — SEGMENT REPORTING
      In June 1997, SFAS 131, “Disclosure about Segments of an Enterprise and Related Information” was issued, which amends the requirements for a public enterprise to report financial and descriptive information about its reportable operating segments. Operating segments, as defined in the pronouncement, are components of an enterprise about which separate financial information is available that is evaluated regularly by the company in deciding how to allocate resources and in assessing performance. The financial information is required to be reported on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments. The company has no reportable segments at December 31, 2003 (Audited), December 31, 2004 (Audited), December 31, 2005 (Audited), September 30, 2005 (Unaudited) and September 30, 2006 (Unaudited).
NOTE 9 — RELATED PARTY TRANSACTIONS
      The company is located at 7A Commercial Wharf West, Boston, Massachusetts. The company is renting the premises under a verbal agreement with ECAP, LLC. The managing member of ECAP, LLC is a director and shareholder of the company and is also the brother of the company’s President and CEO. The rental agreement provides for rent and support, as agreed between the company and ECAP, LLC and for reimbursement of expenses by the company for office and other expenses. These expenses totaled $125,500 in

CONVERTED ORGANICS INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
2003 (Audited), $42,496 in 2004 (Audited), $71,711 in 2005 (Audited), $40,212 for the nine months ended September 30, 2005 (Unaudited) and $27,750 for the nine months ended September 30, 2006 (Unaudited).
      The company has entered into a services agreement dated May 29, 2003, as modified October 6, 2004, with one of its principal stockholders, Weston Solutions, Inc. (“Weston”). Weston has been engaged to provide engineering and design services in connection with the construction of the Woodbridge organic waste conversation facility. The total amounts recorded by the company for services provided by Weston were $70,000 in 2003 (Audited), $434,454 in 2004 (Audited), $90,888 in 2005 (Audited), $-0- for the nine months ended September 30, 2005 (Unaudited) and $46,490 for the nine months ended September 30, 2006 (Unaudited).
      During the years ended December 31, 2003 (Audited) and 2004 (Audited), the company incurred legal fees totaling $9,352 and $10,875, respectively, to a law firm affiliated with the company’s President and CEO and partially owned by a brother of the company’s CEO. Fees of $10,875 remained unpaid at September 30, 2006 (Unaudited) and are included in the balance sheets in accounts payable and other accrued expenses. The fees of $9,352 were paid in 2003 (Audited).
      As payment for compensation accrued and not paid for the period April 1, 2006 to September 30, 2006 and expenses incurred but not reimbursed since April 1, 2006, the company has agreed to distribute a total of $300,000 of the proceeds of this offering among the following executive officers, directors and consultants, each of whom will receive $50,000: Edward J. Gildea, Thomas R. Buchanan, John A. Walsdorf, John P. Weigold, William A. Gildea and John E. Tucker. The company has recorded accrued compensation and expenses — officers, directors and consultants totaling $300,000 in the consolidated balance sheets at September 30, 2006 (Unaudited) which represents management’s estimate of compensation earned and expenses incurred but not reimbursed at September 30, 2006 (Unaudited).
NOTE 10 — STOCK OPTION PLAN
      In June 2006, the company’s Board of Directors and stockholders approved the 2006 Stock Option Plan (the “Option Plan”). The Option Plan authorizes the grant and issuance of options and other equity compensation to employees, officers and consultants. A total of 666,667 shares of common stock are reserved for issuance under the Option Plan.
      The Option Plan is administered by the Compensation Committee of the Board of Directors. Subject to the provisions of the Option Plan, the Committee determines who will receive the options, the number of options granted, the manner of exercise and the exercise price of the options. The term of incentive stock options granted under the Option Plan may not exceed ten years, or five years for options granted to an optionee owning more than 10% of our voting stock. The exercise price of an incentive stock option granted under the Option Plan must be equal to or greater than the fair market value of the shares of our common stock on the date the option is granted. The exercise price of a non-qualified option granted under the Option Plan must be equal to or greater than 85% of the fair market value of the shares of our common stock on the date the option is granted. An incentive stock option granted to an optionee owning more than 10% of our voting stock must have an exercise price equal to or greater than 110% of the fair market value of our common stock on the date the option is granted.
      On June 15, 2006, the Compensation Committee of the Board of Directors granted 643,000 options to purchase shares of the company’s common stock. The options vested on the grant date, have an exercise price of $3.75 (Unaudited) per share and expire five years from the grant date. The exercise price was based on an assumed public offering price of $5.00 per unit less the fair value for the two warrants included in the unit (Class A warrant fair value of $0.75 (Unaudited), Class B warrant fair value of $0.50 (Unaudited)). The fair value of the Class A and B warrants was estimated on June 15, 2006 for purposes of valuing the individual

CONVERTED ORGANICS INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
components of the unit so that the options could be valued. The fair value of the warrants was estimated using a Black-Scholes pricing model with the following assumptions: risk-free interest rate of 5.07%; no dividend yield; volatility factor of 38.816%; and an expiration period of 1,825 days.

STOCK OPTIONS — VALUATION (UNAUDITED)
      The fair value for the stock options was estimated at the date of grant using a Black-Scholes pricing model with the following assumptions: risk-free interest rate of 5.07%; no dividend yield; volatility factor of 38.816%; and an expiration period of five years. The company’s stock option compensation expense determined under the fair value based method totaled $1,018,705 and has been included in general and administrative expenses in the statement of operations for the period January 1, 2006 through September 30, 2006.
      Stock option activity for the period January 1, 2006 through September 30, 2006 is as follows:

Weighted
		Exercise	Weighted	Average
	Stock	Price per	Average	Remaining
	Options	Share	Exercise Price	Life (Years)

Outstanding at January 1, 2006	-0-
Granted	643,000	$3.75	$3.75	5.00
Expired	-0-
Exercised	-0-

Outstanding at September 30, 2006	643,000	$3.75	$3.75	4.95
NOTE 11 — LEASE (UNAUDITED)
      In June 2006, the company signed a lease for its New Jersey operations. The lease term is for ten years with an option to renew for an additional ten years. Future minimum lease payments under this lease are approximately: $97,500 from September 30, 2006 to December 31, 2006; $390,000 in 2007, 2008, 2009 and 2010; $398,000 in 2011; $413,000 in 2012; $421,000 in 2013; $430,000 in 2014; $438,000 in 2015; and $259,000 from January 1, 2016 to July 31, 2016.
NOTE 12 — SUBSEQUENT EVENTS (UNAUDITED)
TERM NOTES
      The maturity dates of the term notes (Note 5) have been extended to December 30, 2006. The company plans to repay these notes from the proceeds of its equity offering.
BRIDGE FINANCING
      In June 2006, the company completed a $1.515 million bridge loan from lenders to help us meet our working capital needs. The loans accrued interest at an annual rate of 8% until October 16, 2006 and thereafter accrue interest at 18% until paid. Under the original terms of the bridge notes, the loans are due and payable on the earlier of the completion of a public offering of equity securities with gross proceeds of at least $5.0 million or October 16, 2006. At the closing of a public offering on or before October 16, 2006, bridge lenders will be entitled to receive units identical to the units being offered in this offering. Each bridge lender will be entitled to receive that number of units equal to the principal of the lender’s note divided by the initial public offering price of the units. As of October 24, 2006, the company had entered into amendments of bridge notes totaling $1.465 million extending the October 16, 2006 due date to January 19, 2007; the company expects to enter into the same amendment of notes representing the remaining $50,000 of bridge loans prior to the closing of this

CONVERTED ORGANICS INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
offering. The amended notes also provide that, at the company’s option, each bridge lender will be entitled to receive that number of units equal to the interest that has accrued on the lender’s note from October 17, 2006 until the closing of the offering divided by the initial public offering price of the units. If a public offering with gross proceeds of at least $5.0 million is not completed by the applicable due date, then each bridge lender has the right to convert the unpaid principal into the number of shares that can be obtained by dividing the principal amount of the note by $3.00 per share plus an equal number of non-callable warrants exercisable at $3.00 per share for a period of five years.

1,800,000 Units

PROSPECTUS

Paulson Investment Company, Inc.
February 13, 2007